Exhibit 99.1

Management
Information Circular

For the Annual General and Special Meeting of Shareholders
to be held on June 7, 2019

Table of Contents

Notice of Annual General and Special Meeting of Shareholders	4

Introduction	6

Particulars of Matters to be Acted Upon	7

Election of Directors	7
Majority Voting Policy	8
Advance Notice Policy	8
Director Profiles	9
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	13
Interlocking Directorships/Committee Appointments	15
Meeting Attendance	15

Appointment of Auditors	16
Approval of Unallocated Stock Options under Stock Option Plan	16
Background	16
Approval By Shareholders	17
Approval of Amendments to Restricted Share Plan	18
Background	18
Approval By Shareholders	19
Other Matters	20

General Proxy Information	21
21
Appointment of Proxyholder	21
Voting by Proxy	21
Completion and Return of Proxy	22
Non-Registered Holders	23
Revocability of Proxy	24
Notice and Access	24
Voting Securities and Principal Holders Thereof

Executive Compensation	25

Named Executive Officers	25
Compensation Discussion and Analysis	25
Compensation Program Overview	25

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Role of the Compensation Committee	29
Executive Compensation Elements	31

Executive Compensation Details	42
Summary Compensation Table	42
Incentive Plan Awards	43
Pension Plan Benefits	46
Termination of Employment, Change in Responsibilities and Employment Contracts	46

Director Compensation	49
Incentive Plan Awards	51

Securities Authorized For Issuance Under Equity Compensation Plans	53

Stock Option Plan	54
Overview	54
Purpose and Stock Option Plan Limits	54
Restricted Share Plan	58
Overview	58
Purpose and Restricted Share Plan Limits	58

Other Information	62

Indebtedness of Directors, Executive Officers and Others	62
Interest of Informed Persons in Material Transactions	62
Interest of Certain Persons or Companies in Matters to be Acted Upon	62
Management Contracts	62

Corporate Governance	63

Corporate Governance Overview	63
Board of Directors	64
Role of the Board	64
Independence of the Board	65
Position Descriptions	66
Participation of Directors in Other Reporting Issuers	67
Separation of Chairman and CEO Roles and Related Position Descriptions	67
Orientation and Continuing Education	68
Expectations of Management	68
Nomination of Directors	68
Compensation of Directors and Officers	70
Assessments	71

Ethical Business Conduct	72
Social and Environmental Commitment	73
Risk Management	73
Directors’ and Officers’ Indemnification	74

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Key Policy Descriptions	74
Whistleblower Policy	74
Stock Ownership Guidelines Policy	74
Clawback Policy	76
Anti-Hedging Policy	77
Communications and Corporate Disclosure Policy	77
Policy on Stock Trading and Use of Material Information	77
Bribery and Fraud Prevention Program	77
Health and Safety Policy	77
Workplace Bullying and Harassment Policy Statement	78
Diversity Policy and Representation of Women on the Board	78
Retirement and Tenure Policies	79

Committee Information	80

Audit Committee	80
The Audit Committee's Role and Charter	80
Composition of the Audit Committee	80
Relevant Education and Experience	81
Audit Committee Oversight	81
Reliance on Certain Exemptions	81
Pre-Approval Policies and Procedures	81
External Auditors Service Fees (By Category)	82
Corporate Governance & Nominating Committee	82
Compensation Committee	83

Shareholder Engagement	84

Contacting the Board	84
Contacting the Compensation Committee	84
Contacting the Corporate Governance & Nominating Committee	84
Live Broadcasts	84
Events	85

Additional Information	86

Schedule “A”	88

RESTRICTED SHARE PLAN (BLACKLINED)	88

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Notice of Annual General and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders (the “Meeting”) of Sandstorm Gold Ltd. (the “Company”) will be held in the Cristal Room at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, Canada V6C 2Y9 on Friday, June 7, 2019 at the hour of 10:00 a.m. (Vancouver Time) for the following purposes:

1       To receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2018 together with the report of the auditors thereon;

2      To fix the number of Directors of the Company at seven;

3      To elect Directors of the Company for the ensuing year;

4      To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

5      To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve unallocated stock options under the Company’s Stock Option Plan, as more particularly described in the accompanying Management Information Circular; and

6      To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve: (a) certain amendments to the Company’s Restricted Share Plan, including an amendment setting the number of common shares which may be reserved for issuance from treasury under the Restricted Share Plan at any point in time at a maximum of 4,500,000 common shares; and (b) unallocated Restricted Share Rights under the Company’s amended Restricted Share Plan, all as more particularly described in the accompanying Management Information Circular.

DATE: Friday June 7, 2019
TIME: 10:00 am (Vancouver Time)
LOCATION: Cristal Room Metropolitan Hotel 645 Howe Street Vancouver, BC

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Shareholders will also transact any other business properly brought before the Meeting or any adjournment thereof. The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular (the “Circular”) accompanying this notice. The audited consolidated financial statements and related management’s discussion and analysis (“MD&A”) for the Company for the financial year ended December 31, 2018 have already been mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company, on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or the Company’s website at www.sandstormgold.com. This notice is accompanied by the Circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders and a supplemental mailing list return card (collectively, the “Meeting Materials”). Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it in the envelope provided for that purpose. As described in the notice and access notification mailed to shareholders of the Company, the Company will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials on its website. This alternative means of delivery is more environmentally friendly as it will help reduce paper use and mitigate the Company’s printing and mailing costs.

The Meeting Materials will be available on the Company’s website as of April 30, 2019 and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of April 30, 2019. The Company will continue to mail paper copies of the applicable Meeting Materials to those registered and beneficial shareholders who previously elected to receive paper copies. All other shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Kim Forgaard at the Company by calling toll-free in North America at 1-866-584-0234, Extension # 232, or from outside North America by calling 778-945-0972, or by email at info@sandstormltd.com. Meeting Materials will be sent to such shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting.

The Board of Directors of the Company has, by resolution, fixed the close of business on April 22, 2019 as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof. Proxies to be used at the Meeting must be deposited with the Company, c/o the Company's transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 10:00 a.m. (Vancouver Time) on June 5, 2019, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any adjournment thereof is held. Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

DATED at Vancouver, British Columbia this 22nd day of April, 2019.

BY ORDER OF THE BOARD

(Signed) Nolan Watson
Chief Executive Officer

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Introduction

Information in this Circular is provided as at April 22, 2019, except as otherwise indicated

Sandstorm Gold Ltd. (the “Company”) is providing this Management Information Circular (the “Circular”) and a form of proxy in connection with management’s solicitation of proxies for use at the Annual General and Special Meeting (the “Meeting”) of the Company to be held on Friday, June 7, 2019, and at any adjournments. Unless the context otherwise requires, when we refer in this Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

All dollar amounts referenced herein are, unless otherwise stated, expressed in United States Dollars (being the same currency that the Company uses in its financial statements). The Company’s common share price on the Toronto Stock Exchange (“TSX”) is denoted in Canadian dollars and, in certain circumstances where appropriate in this Circular, such amounts have not been converted to United States Dollars.

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Particulars of Matters to be Acted Upon

Election of Directors

The directors (“Directors”) of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. The Board of Directors of the Company (the “Board”) currently consists of seven Directors and Shareholder (as hereinafter defined in this Circular) approval will be sought to fix the number of Directors of the Company at seven.

At the Meeting, the seven persons named hereunder will be proposed for election as Directors of the Company (the “Nominees” and each, a “Nominee”). All of the Nominees currently serve on the Board and each has expressed his or her willingness to serve on the Board for another term.

The Board and management consider the election of each of the Nominees to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying proxy will vote the Shares (as hereinafter defined in this Circular) represented by such form of proxy, properly executed, FOR the election of each of the Nominees whose names are set forth below. Management does not contemplate that any of the Nominees will be unable to serve as a Director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each of the Nominees below was elected at the last annual general meeting of the Shareholders held on June 15, 2018 (the “2018 Shareholder Meeting”).

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Majority Voting Policy

The Board has adopted a Majority Voting Policy stipulating that if the votes in favour of the election of a Director at a Shareholder meeting represent less than a majority (i.e. 50% + 1) of the votes cast with respect to his or her election, that Director will immediately tender his or her resignation (“Resignation”) to the Board after the Shareholder meeting. Within 90 days of the Shareholder meeting, the Board shall conclude its deliberations and will determine whether or not to accept the Resignation, however, as mandated in the TSX Company Manual, the Board shall accept the Resignation absent exceptional circumstances and the Director in question will not participate in any Board deliberations on the Resignation. The Board’s decision to accept or reject the Resignation offer will promptly be disclosed to the public by news release. If a Resignation is tendered and accepted pursuant to the Majority Voting Policy, subject to any applicable corporate law restrictions, the Board may leave the vacancy unfilled or may appoint a new Director to fill the vacancy. The Company’s Majority Voting Policy does not apply in circumstances involving contested Director elections.

Kindly refer to the full text of the Majority Voting Policy for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.

Advance Notice Policy

On April 27, 2018, the Corporate Governance & Nominating Committee recommended, and the Board adopted and approved, an Advance Notice Policy, which was subsequently approved by the Shareholders at the 2018 Shareholder Meeting. The Directors of the Company are committed to: (i) facilitating an orderly and efficient process for holding annual general and, where the need arises, special meetings of its Shareholders; (ii) ensuring that all Shareholders receive adequate advance notice of the Director nominations and sufficient information with respect to all Director nominees; and (iii) allowing Shareholders to register an informed vote for Directors of the Company after having been afforded reasonable time for appropriate deliberation. The purpose of the Advance Notice Policy is to provide Shareholders, Directors and management of the Company with a clear framework for nominating Directors of the Company. The Advance Notice Policy fixes a deadline by which Director nominations must be submitted to the Company prior to any annual or special meeting of Shareholders and sets forth the information that must be included in the notice to the Company for the notice to be in proper written form in order for any Director nominee to be eligible for election at any annual or special meeting of Shareholders. Shareholders who fail to comply with the Advance Notice Policy will not be entitled to make nominations for Directors at the Meeting. As of the date of this Circular, the Company has not received any notice of a Shareholder’s intention to nominate Directors at the Meeting pursuant to the provisions contained in the Advance Notice Policy.

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Kindly refer to the full text of the Advance Notice Policy for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.

Director Profiles

Each of the seven nominated Directors is profiled below, including his/her background and experience, areas of expertise, committee memberships, Share ownership and other public companies and board committees of which he/she is a member. Information concerning each such person is based upon information furnished by the individual Nominee.

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Nolan Watson Age: 39 British Columbia, Canada	DIRECTOR SINCE: September 12, 2008 Non-Independent	Committee Membership: N/A
Areas of Expertise: à Executive Management à Finance and Capital Markets à Accounting à Mergers and Acquisitions	Mr. Watson has been the President and Chief Executive Officer of the Company since September 2008 and was its Chairman from January 2013 to March 2016. From May 2010 to May 2014 (when Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”) was acquired by the Company), Mr. Watson was President and Chief Executive Officer of Sandstorm Metals and its Chairman from January 2013 to May 2014. From July 2008 to September 2008, Mr. Watson was an independent businessman. From April 2006 to July 2008, Mr. Watson was the Chief Financial Officer of Wheaton Precious Metals Corp. (formerly known as Silver Wheaton Corp., “Wheaton”). Mr. Watson is a Chartered Financial Analyst Charterholder, a Fellow of the Chartered Professional Accountants of British Columbia (Valedictorian), and he holds a Bachelor of Commerce degree (with honours) from the University of British Columbia.
PRINCIPAL OCCUPATION: President and Chief Executive Officer of the Company
Other Public Company Directorships and (Memberships): Royalty North Partners Ltd. 2018 ANNUAL MEETING VOTING RESULTS: For: 99.56% Withheld: 0.44%	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
	Company Shares:	1,107,790
	Restricted Share Rights:	292,333
	Total “at-risk” market value:	C$10,248,900 (2)

David Awram Age: 46 British Columbia, Canada	DIRECTOR SINCE: March 23, 2007 Non-Independent	Committee Membership: N/A
Areas of Expertise: à Mining and Exploration à Mergers and Acquisitions	Mr. Awram was Executive Vice-President of the Company from July 2009 to January 2013 and has been its Senior Executive Vice-President since January 2013. Mr. Awram was Executive Vice-President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice-President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the Director of Investor Relations for Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996.
PRINCIPAL OCCUPATION: Senior Executive Vice-President of the Company

Other Public Company Directorships
and (Memberships):

Integra Resources Corp. (Audit Committee, Compensation Committee and the Corporate Governance and Nomination Committee)

2018 ANNUAL MEETING VOTING RESULTS:

For: 98.20%

Withheld: 1.80%

	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
	Company Shares:	528,440
	Restricted Share Rights:	408,250
	Total “at-risk” market value:	C$6,856,571 (2)

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David E. De Witt Age: 66 British Columbia, Canada	DIRECTOR SINCE: April 22, 2008 Independent	Committee Membership: Audit Committee (Chairman), Corporate Governance & Nominating Committee, Compensation Committee
Areas of Expertise: à Law à Mining and Exploration à Mergers and Acquisitions

★ Chairman of the Board

Since October 2004, Mr. De Witt has been a co-founder and Chairman of Pathway Capital Ltd., a Vancouver-based private venture capital company. Mr. De Witt graduated with a BComm/LLB from the University of British Columbia in 1978 and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He has held directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia.

PRINCIPAL OCCUPATION: Independent businessman; Chairman of Pathway Capital Ltd.

Other Public Company Directorships
and (Memberships):

Bear Creek Mining Corporation (Audit Committee,
Compensation Committee and the Nominating and Corporate Governance Committee)

Fusion Gold Ltd. (Audit Committee)

2018 ANNUAL MEETING VOTING RESULTS:

For: 99.15%

Withheld: 0.85%

	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
	Company Shares:	911,466
	Restricted Share Rights:	71,666
	Total “at-risk” market value:	C$7,196,526 (2)

Andrew T. Swarthout Age: 67 Arizona, USA	DIRECTOR SINCE: March 23, 2009 Independent	Committee Membership: Audit Committee, Corporate Governance & Nominating Committee
Areas of Expertise: à Mining and Exploration à Mergers and Acquisitions à Executive Management à Finance and Capital Markets

Mr. Swarthout has been the Executive Chairman of Bear Creek Mining Corporation, a mining company, since October 2017. He has been a Director of Bear Creek Mining Corporation since 2003 and was its Chief Executive Officer from 2003 to September 2017. He was also its President until February 2011 and then again from August 2013 to September 2017. Mr. Swarthout was a Director of Rio Cristal Resources Corporation from December 2006 to September 2013 and he was a Director of Esperanza Resources Corp. from May 2012 to August 2013 (when it was acquired by Alamos Gold Inc.). Formerly he was an officer and member of the management committee of Southern Peru Copper Corporation from 1995 to 2000 where he participated in decision making during a dynamic period of corporate expansions, financing and project development. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

PRINCIPAL OCCUPATION: Executive Chairman and Director of Bear Creek Mining Corporation
Other Public Company Directorships and (Memberships): Bear Creek Mining Corporation 2018 ANNUAL MEETING VOTING RESULTS: For: 99.43% Withheld: 0.57%	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
	Company Shares:	10,334
	Restricted Share Rights:	111,666
	Total “at-risk” market value:	C$893,040 (2)

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John P.A. Budreski Age: 60 British Columbia, Canada	DIRECTOR SINCE: June 11, 2009 Independent	Committee Membership: Audit Committee, Corporate Governance & Nominating Committee, Compensation Committee (Chairman)
Areas of Expertise: à Mining and Exploration à Banking and Finance à Mergers and Acquisitions

Mr. Budreski has been the Executive Chairman of Morien Resources Corp., a mining development company, since November 2018 and was its Chief Executive Officer and Chairman from November 2017 to November 2018 and its President and Chief Executive Officer from November 2012 to November 2017.  He has been the Executive Chairman of EnWave Corporation, an advanced technology company, since June 2014. Mr. Budreski was a Managing Director and a Vice Chairman with Cormark Securities Inc. from 2009 to 2012. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. During the periods from February 2012 to October 2012 and from December 2007 to February 2009, Mr. Budreski was an independent businessman. Prior to this, he filled the roles of a Managing Director of Equity Capital Markets and Head of Investment Banking for Scotia Capital Inc. from March 1998 to February 2005 after starting out as a Managing Director of US Institutional Equity Group for Scotia Capital. He also held senior roles in investment banking and equity sales and trading for RBC Dominion Securities and worked for Toronto Dominion Bank. He holds an MBA from the University of Calgary and a Bachelor of Engineering from TUNS/Dalhousie.

PRINCIPAL OCCUPATION:

Executive Chairman of Morien Resources Corp; Executive Chairman of EnWave Corporation

Other Public Company Directorships
and (Memberships):

Morien Resources Corp.

EnWave Corporation

Input Capital Corporation (Audit Committee)

NuLegacy Gold Corporation

2018 ANNUAL MEETING VOTING RESULTS:

For: 68.65%

Withheld: 31.35%

	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
	Company Shares:	84,334
	Restricted Share Rights:	71,666
	Total “at-risk” market value:	C$1,141,920 (2)

Mary L. Little Age: 65 Colorado, USA	DIRECTOR SINCE: June 25, 2014 Independent	Committee Membership: Corporate Governance & Nominating Committee (Chair) and Compensation Committee
Areas of Expertise: à Mining and Exploration à Mergers and Acquisitions

Ms. Little has been an independent geological consultant since 2014. Formerly, she was a director, Chief Executive Officer, President and founder (from October 2003 to May 2014) of Mirasol Resources Ltd., a precious metals company focused on exploration in Latin America. Ms. Little became a director of Pure Energy Minerals Limited in March 2015 and a director of Tinka Resources Limited in April 2016.  In May 2018, Ms. Little became a director of New Dimension Resources Ltd.  Her industry experience includes 15 years in Latin America with major mining companies Newmont Chile, Cyprus Amax and WMC Ltd., where she held management positions including Business Development Manager and Country Manager. Ms. Little has extensive experience in the exploration and evaluation of epithermal precious metals deposits, as well as porphyry and sediment-hosted mineral environments. Ms. Little has also served as trustee for the Society of Economic Geologists Foundation from 2010 to 2014. She holds a M.Sc. degree in Earth Sciences from the University of California and an MBA from the University of Colorado and is a Qualified Person under National Instrument 43-101.

PRINCIPAL OCCUPATION:

Independent geological consultant

Other Public Company Directorships
and (Memberships):

Pure Energy Minerals Limited (Audit Committee)
Tinka Resources Limited (Audit Committee)

New Dimension Resources Ltd.

2018 ANNUAL MEETING VOTING RESULTS: For: 96.72% Withheld: 3.28%	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
	Company Shares:	279,462
	Restricted Share Rights:	111,666
	Total “at-risk” market value:	C$2,863,057 (2)

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Vera Kobalia Age: 38 Georgia (Europe)	DIRECTOR SINCE: June 15, 2018 Independent	Committee Membership: N/A
Areas of Expertise: à Public Policy and Government à Political Risk Assessment

Ms. Kobalia is currently an AsiaGlobal Fellow at the University of Hong Kong.  Formerly, she was an International Doing Business Advisor for the Australia Indonesia Partnership for Economic Governance in Jakarta, Indonesia from January 2016 to February 2018. From February to July 2015, she was the Deputy Chair of the Board for the Astana Expo 2017 National Company in Astana, Kazakhstan. From October 2012 to November 2013, Ms. Kobalia was Advisor to the President of Georgia on issues of economic and foreign policy in Tbilisi, Georgia. Prior to this appointment, she held the government position of Minister for the Ministry of Economy and Sustainable Development of Georgia in Tbilisi, Georgia for the period from June 2010 to October 2012. Ms. Kobalia has been a visiting lecturer at the European Academy of Diplomacy in Warsaw, Poland for the period from June 2015 to present. Ms. Kobalia is the founder of the “Coalition for Justice”, a non-profit organization which promotes the rights of internally displaced persons in Georgia through advocacy, education and research. She is fluent in English, Russian and Georgian and frequently speaks on public policy issues, fighting corruption in public and private institutions, sustainable development as economic growth tool and women leadership at international conferences and forums, including the Council of Europe’s World Forum for Democracy, the World Economic Forum, the Warsaw Security Forum and the International Transport Forum. She holds a diploma in Information Technology Management from the British Columbia Institute of Technology.

PRINCIPAL OCCUPATION: Government Advisor
Other Public Company Directorships and (Memberships): N/A 2018 ANNUAL MEETING VOTING RESULTS: For: 99.51% Withheld: 0.49%	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly
	Company Shares:	NIL
	Restricted Share Rights:	56,000
	Total “at-risk” market value:	C$409,920 (2)

(1)	For details concerning Stock Options (as hereinafter defined in this Circular) held by each of the above persons and the year-end “at risk” value of their Stock Options, kindly refer to the specific disclosure contained within the “EXECUTIVE COMPENSATION” section of this Circular.

(2)	Based on the closing price of the Shares on the TSX on April 18, 2019 of C$7.32.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and Executive Officers of the Company acting solely in such capacity.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no proposed Director:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a Director, chief executive officer or chief financial officer of any company (including the Company) that:

i	was the subject, while the proposed Director was acting in the capacity as Director, chief executive officer or chief financial officer of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

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ii	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, chief executive officer or chief financial officer but which resulted from an event that occurred while the proposed Director was acting in the capacity as Director, chief executive officer or chief financial officer of such company; or

(b)	is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director;

other than John P.A. Budreski, who was a Director of EarthFirst Canada Inc. (“EarthFirst”) until March 2, 2010. EarthFirst was engaged in development of wind power and related generation facilities. EarthFirst obtained creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) on November 4, 2008. The CCAA process has now been completed and EarthFirst has been amalgamated with another company and no longer exists as a separate entity. In addition, Mr. Budreski became a director of Colossus Minerals Inc. (“Colossus”) in late March of 2014 pursuant to the terms of, and upon the completion of, a Court supervised restructuring. Prior to Mr. Budreski joining the Board of Colossus, Colossus had failed to file its requisite disclosure materials with the applicable regulatory bodies and, on April 29, 2014, the Ontario Securities Commission issued a cease trade order against Colossus. As of the date hereof, the cease trade order remains in effect.

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Interlocking Directorships/Committee Appointments

Some of the Directors serve together on other public company Boards and committees, as follows:

Director	Other Public Company Boards	Other Public Company Board Committees
David E. De Witt	Bear Creek Mining Corporation	Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee
Andrew T. Swarthout	Bear Creek Mining Corporation	-

Meeting Attendance

The table below presents the Director attendance at Board and committee meetings held during 2018. Directors attendance at the annual Shareholders’ meeting held each year is not mandatory, however, historically, a majority of the Directors have attended the Company’s annual Shareholder meetings.

Attendance Chart

Director	Board Meetings (2)		Audit Committee Meetings (1)		Corporate Governance & Nominating Committee Meetings (3)		Compensation Committee Meetings
	#	%	#	%	#	%	#	%
Nolan Watson	5/5	100%	-	-	-	-	-	-
David Awram	5/5	100%	-	-	-	-	-	-
David E. De Witt	5/5	100%	4/4	100%	-	-	1/1	100%
John P.A. Budreski	5/5	100%	4/4	100%	-	-	1/1	100%
Andrew T. Swarthout	5/5	100%	4/4	100%	-	-	-	-
Mary L. Little	5/5	100%	-	-	-	-	1/1	100%
Vera Kobalia (4)	2/3	67%	-	-	-	-	-	-

(1)	The members of the Company’s Audit Committee (the “Audit Committee”) meet in camera with the Company’s auditors at each Audit Committee meeting.
(2)	Although the Board only met on a formal basis five times in 2018, other matters to be considered by the Board were circulated to, discussed by and approved by the Board by consent resolution throughout 2018.

(3)	Although the Corporate Governance & Nominating Committee did not hold any formal meetings in 2018, matters to be considered by the Corporate Governance & Nominating Committee in 2018 were circulated to, discussed by and approved by the committee members by consent resolution.

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(4)	Ms. Kobalia was appointed as a Director on June 15, 2018 and attended two of the three remaining Board meetings in 2018 following that date. Ms. Kobalia was absent from one of the Board meetings due to being out of the country presenting research results to the University of Hong Kong. Due to time zone differences, she was unable to attend the Board meeting.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), are the auditors of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the appointment of PwC as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

PwC were first appointed as auditors of the Company on June 17, 2016 when, pursuant to National Instrument 51-102, Continuous Disclosure Obligations (“NI 51-102”), the Company requested that their former auditor, Deloitte LLP (“Deloitte”), Chartered Professional Accountants, resign as the Company’s auditor. Pursuant to Section 204(4) of the Business Corporations Act (British Columbia), the Directors of the Company were entitled to fill any casual vacancy in the office of the auditor and accordingly appointed PwC as the Company’s auditor in the place and stead of Deloitte until the close of the next Annual General Meeting of the Company. There were no “reportable events” including disagreements, unresolved issues and consultations, as defined in NI 51-102, between the Company and Deloitte or PwC and the resignation and the recommendation to appoint PwC was approved by the Audit Committee and the Board.

Approval of Unallocated Stock Options under Stock Option Plan

Background

The terms of the Stock Option Plan and other disclosure related to the Stock Option Plan which is required by the TSX is set forth in detail in this Circular under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS – Stock Option Plan”. When Stock Options are granted pursuant to the Stock Option Plan, Shares that are reserved for issuance pursuant to these outstanding unexercised Stock Options are considered “allocated” Stock Options by the TSX. As the maximum number of Shares which may be issuable under the Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements (i.e. the Restricted Share Plan), is set at 8.5% (on a rolling basis) of the Company’s issued and outstanding Shares from time to time, additional Shares may be issued by the Company under the Stock Option Plan which are not the subject of current unexercised Stock Option grants, and these are considered to be “unallocated” Stock Options by the TSX. Pursuant to Section 613 of the TSX Company Manual, all unallocated Stock Options, rights, or other entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the listed issuer’s directors and by the listed issuer’s security holders every three years after the institution of the arrangement.

In the case of the Company’s Stock Option Plan, it was last approved by Shareholders at the Annual and Special Meeting of Shareholders held on June 8, 2016, including all unallocated Stock Options under it. The Board last approved all unallocated Stock Options under the Company’s Stock Option Plan on April 22, 2019.

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As required by the TSX, an ordinary resolution will be placed before the Shareholders at the Meeting to approve the unallocated Stock Options under the Stock Option Plan (the “Unallocated Options Resolution”). This Shareholder approval will be effective for three years from the date of the Meeting.

Approval By Shareholders

If approval is not obtained at the Meeting, Stock Options which have not been allocated as of June 7, 2019 and Shares underlying Stock Options which are outstanding as at June 7, 2019 and are subsequently cancelled or terminated will not be available for the new grant of Stock Options under the Stock Option Plan. Previously allocated Stock Options will be unaffected by the approval or disapproval by the Shareholders of the Unallocated Options Resolution.

The Board and management consider the approval of the Unallocated Options Resolution to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the approval of the Unallocated Options Resolution.

The text of the ordinary resolution approving the Unallocated Options Resolution is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting.

“RESOLVED, with or without amendment, that:

1	all unallocated Stock Options under the Stock Option Plan of the Company, as amended from time to time, are hereby approved and authorized and the Company is authorized to continue granting Stock Options under the Stock Option Plan until June 7, 2022, which is the date that is three years from the date upon which Shareholder approval is being sought; and

2	any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution, including the filing of all necessary documents with regulatory authorities including the Toronto Stock Exchange.”

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Approval of Amendments to Restricted Share Plan

Background

The terms of the Restricted Share Plan and other disclosure related to the Restricted Share Plan which is required by the TSX is set forth in detail in this Circular under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS – Restricted Share Plan”.

The number of Shares which may currently be reserved for issuance from treasury pursuant to the Restricted Share Plan is set at a fixed maximum of 3,800,000 Shares. The Restricted Share Plan provides that the Board is permitted to make certain amendments to the Restricted Share Plan provided that such amendments are approved by the Shareholders and by the TSX. Management (in conjunction with the Compensation Committee) has made certain recommendations and the Corporate Governance & Nominating Committee and the full Board have recently reviewed the Restricted Share Plan and have deemed it advisable to amend the Restricted Share Plan to increase the number of Shares which may be reserved for issuance from treasury under it from a maximum of 3,800,000 Shares to a maximum of 4,500,000 Shares at any point in time (the “Proposed Increase”). The new maximum will represent approximately 2.5% of the Company’s currently issued and outstanding Shares. Additionally, it is proposed to amend the Restricted Share Plan to transition it into a fixed maximum evergreen plan immediately upon approval by the Shareholders and acceptance by the TSX. The evergreen feature of the Restricted Share Plan means that the maximum number of Shares reserved for issuance from treasury under the Restricted Share Plan will be automatically replenished by that amount of Shares which is equal to the number of Shares issued by the Company from time to time upon the vesting of any Restricted Share Rights (the “Automatic Replenishment Feature”).

As of the date of this Circular, the Company has granted an aggregate of 3,485,047 Restricted Share Rights and 31,666 Restricted Share Rights have terminated without having vested and are available for re-grant under the Restricted Share Plan, leaving 346,619 Restricted Share Rights currently available for grant under the Restricted Share Plan. Assuming that the Shareholders approve the proposed amendments to the Restricted Share Plan, the number of Restricted Share Rights available for award by the Company under this plan at any point in time will be calculated as follows, where:

A = 4,500,000

B = the number of Restricted Share Rights awarded to date

C = the number of Restricted Share Rights cancelled or terminated to date

D = the number of Shares issued to date upon vesting of Restricted Share Rights then, A - B + C + D will equal the number of Restricted Share Rights available for award by the Company under the Restricted Share Plan at any point in time.

Accordingly, immediately following Shareholder approval and TSX acceptance, the calculation becomes 4,500,000 minus the 3,485,047 Restricted Shares Rights awarded to date plus the 31,666 Restricted Share Rights which have terminated plus the 1,129,946 Shares which have been issued on vesting of Restricted Share Rights to date, leaving 2,176,565 Restricted Share Rights then available for grant under the Restricted Share Plan.

The adoption of the Automatic Replenishment Feature in the Restricted Share Plan will make the Restricted Share Plan a fixed maximum evergreen plan under the policies of the TSX, requiring that the Shareholders also approve the unallocated Restricted Share Rights under the Restricted Share Plan at the Meeting and at least once every three years thereafter.

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Other than amendments to section 2.06 of the Restricted Share Plan (which include the Proposed Increase and the Automatic Replenishment Feature), the only other amendment approved by the Board for presentation to the Shareholders is a minor housekeeping amendment to section 3.12 of the Restricted Share Plan to remove the provision which states that the Shareholders may approve the Restricted Share Plan by a written resolution of all of the Shareholders of the Company. TSX policies expressly provide that approval to equity compensation plans may only be given by a resolution passed at a meeting of the Shareholders. All of the other provisions of the Restricted Share Plan shall remain unchanged and in full force and effect.

An ordinary resolution will be placed before the Shareholders at the Meeting to approve: (a) the amendments to the Company’s Restricted Share Plan (collectively, the “Restricted Share Plan Amendments”); and (b) unallocated Restricted Share Rights under the Restricted Share Plan. As mentioned above, the Board has approved the Restricted Share Plan Amendments, subject to receipt of Shareholder approval and final TSX acceptance.

A blacklined copy of the full text of the proposed form of amended Restricted Share Plan comparing it to the form of Restricted Share Plan previously approved by the Shareholders in 2016 is attached to this Circular as Schedule “A”.

Approval By Shareholders

The maximum number of Shares which may be made subject to (a) Restricted Share Rights under the Restricted Share Plan, and (b) Stock Options under the Company’s Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, is set at 8.5% (on a rolling basis) of the Company’s issued and outstanding Shares from time to time (on a non-diluted basis). Any increases to the set maximum number of Shares under the Restricted Share Plan must be deducted from this 8.5% rolling number, and it is anticipated that the adoption of the Restricted Share Plan Amendments, which include the Proposed Increase and Automatic Replenishment Feature in the Restricted Share Plan will make it unnecessary for the Company to keep seeking Shareholder approval to increase the maximum number of Shares which may be reserved for issuance from treasury under the Restricted Share Plan. Management of the Company believes that the Restricted Share Plan Amendments are important in order for the Company to have the flexibility to continue to award Restricted Share Rights (rather than Stock Options) as long-term incentives under the Company’s compensation programs, thus more firmly aligning the interests and performance of the recipients under the Restricted Share Plan with long-term Shareholder goals.

The Board and management consider the approval of the Restricted Share Plan Amendments (which include the Proposed Increase and the Automatic Replenishment Feature) and approval of unallocated Restricted Share Rights under the amended Restricted Share Plan to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR approval of the Restricted Share Plan Amendments and unallocated Restricted Share Rights under the Restricted Share Plan.

The text of the ordinary resolution approving the Restricted Share Plan Amendments and unallocated Restricted Share Rights under the Restricted Share Plan is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting.

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“RESOLVED, with or without amendment, that:

1	(a) the amendments to the Company’s Restricted Share Plan, including the amendment which increases the number of Shares which may be reserved for issuance from treasury under the Restricted Share Plan from a maximum of 3,800,000 Shares to a maximum of 4,500,000 Shares from time to time, all as described in the Company’s Management Information Circular dated April 22, 2019, be and are hereby ratified and approved; and (b) all unallocated Restricted Share Rights under the Restricted Share Plan of the Company, as amended from time to time, are hereby approved and authorized and the Company is authorized to continue awarding Restricted Share Rights under the Restricted Share Plan until June 7, 2022, which is the date that is three years from the date upon which Shareholder approval is being sought; and

2	any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution, including the filing of all necessary documents with regulatory authorities including the Toronto Stock Exchange.”

Other Matters

Management of the Company does not intend to introduce any other business at the Meeting and is not aware of any other matter to come before the Meeting other than as set forth in the notice of this Meeting (“Notice of Meeting”). If any other business or amendments to the matters to be considered at the Meeting are properly brought before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

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General Proxy Information

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on behalf of a shareholder of the Company (a “Shareholder”) in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered shareholders (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Shares (as hereinafter defined) represented by a properly executed proxy will be voted for or against or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, P.O. Box 4572, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

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Non-Registered Holders

Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Registered Shareholders are holders whose names appear on the Share register of the Company and are not held in the name of a brokerage firm, bank or trust company through which they purchased Shares. Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Most Shareholders are “non-registered” Shareholders (“Non-Registered Shareholders”) because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of their shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners).

Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents, pursuant to National Instrument 54-101— Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. The Company has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”). These voting instruction forms are to be completed and returned to Computershare in the envelope provided or by facsimile. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by voting instruction forms they receive. Alternatively, NOBOs may vote following the instructions on the voting instruction form, via the internet or by phone.

With respect to OBOs, in accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular, the form of proxy or voting instruction form and the supplemental mailing list request card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form") which the Intermediary must follow; or

(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

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In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of their Shares they beneficially own. In addition, under New York Stock Exchange rules, an Intermediary subject to the New York Stock Exchange rules and who has not received specific voting instructions from the Non-Registered Shareholder may not vote the Shares in its discretion on behalf of such beneficial owner on “non-routine” proposals. “Routine” proposals typically include the ratification of the appointment of the Company’s independent registered chartered accountant. The approval of the number of Directors and the election of Directors, on the other hand, are each “non-routine” proposals. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting Shares. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

If a Non-Registered Shareholder does not specify a choice and the Non-Registered Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Revocability of Proxy

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Registered Shareholder, their attorney authorized in writing or, if the Registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their Intermediary to revoke the proxy on their behalf.

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Notice and Access

In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to advise their Shareholders of the availability of all proxy-related materials on an easily-accessible website, rather than mailing physical copies of the materials.

The Company has decided to deliver the Meeting Materials to its Shareholders by posting the Meeting Materials on its website at www.sandstormgold.com. The Meeting Materials will be available on the Company’s website as of April 30, 2019, and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com (Canada) or at www.sec.gov (United States) as of April 30, 2019.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Kim Forgaard at the Company by calling toll-free in North America at 1-866-584-0234, Extension # 232, or from outside North America by calling 778-945-0972, or by e-mail at info@sandstormltd.com. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. Those Shareholders with existing instructions on their account to receive a paper copy of the Meeting Materials will receive a paper copy of the Meeting Materials.

Voting Securities and Principal Holders Thereof

The Company is authorized to issue an unlimited number of common shares without par value (the “Shares”), of which 179,305,982 Shares are issued and outstanding as of April 22, 2019. Persons who are Registered Shareholders at the close of business on April 22, 2019 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company, except the following:

Name	No. of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares
Van Eck Associates Corporation (1)	22,127,709 (2)	12.34%

(1)	Van Eck Associates Corporation ("VEAC") is an investment manager as defined in National Instrument 62-103, The Early Warning System and Related Take-Over Bid and Insider Reporting Issues.

(2)	VEAC reported control over these Shares of the Company as of March 31, 2019, which Shares are held in the exchange traded fund business unit over which VEAC has investment authority. VEAC is deemed to have control over, but not ownership of these Shares.

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Executive Compensation

Named Executive Officers

For the purposes of the Executive Compensation section of this Circular, the following five individuals are referred to as the “Named Executive Officers” or “NEOs”:

Name	Title

Nolan Watson	President and Chief Executive Officer (“CEO”)

David Awram	Senior Executive Vice-President

Erfan Kazemi	Chief Financial Officer (“CFO”)

Tom Bruington	Executive Vice-President, Project Evaluation

George Darling	Senior Vice-President, Engineering

Compensation Discussion and Analysis

Compensation Program Overview

►	Objectives of Compensation Program

The Company’s long-term corporate strategy is central to all of the Company’s business decisions, including around executive compensation. The Company’s compensation programs are designed to attract, motivate and retain high-caliber executives and align their interests with sustainable profitability and growth of the Company over the long-term in a manner which is fair and reasonable to the Shareholders.

►	Compensation Philosophy

The following key principles guide the Company’s overall compensation philosophy:

(a)	compensation is determined on an individual basis by the need to attract and retain talented high-achievers;

(b)	calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)	an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

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(d)	internal equity is maintained such that individuals in similar jobs are treated fairly; and

(e)	the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

►	Compensation Goals

1	Attract, Hold and Inspire Key Talent — the compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive mining environment through the following elements:

ì	a competitive cash compensation program, consisting of base salary and bonus, which is generally consistent with similar opportunities; and

ì	providing an opportunity to participate in the Company’s growth through Stock Options and Restricted Share Rights (as hereinafter defined in this Circular).

2	Alignment of Interest of Management with Interest of the Company’s Shareholders — the compensation package meets the goal of aligning the interests of management with the interest of the Company’s Shareholders through the following elements:

ì	the award of Stock Options and Restricted Share Rights, each of which aligns both the upside potential and the downside risk of returns. If the price of the Company’s Shares increases over time, both executives and Shareholders will benefit;

ì	staged vesting of both Stock Options and Restricted Share Rights (over a period of three years), each of which drives management to create long-term Shareholder value, rather than focusing on short-term increases. The vesting element also encourages executives to remain with the Company; and

ì	an executive Share ownership policy which requires that management (and the independent members of the Board) own a minimum number of Shares (please refer to the “Corporate Governance - Stock Ownership Guidelines Policy” portion of this Circular for full details).

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►	Compensation Risk Assessment and Governance

The Company’s Compensation Committee was formed in May 2015 and is responsible for reviewing the overall executive compensation program on an annual basis and considering the implications of the risks associated with the Company’s executive compensation policies, philosophy and practices. The Compensation Committee follows an overall compensation model which ensures that an adequate portion of overall compensation for the Named Executive Officers is “at risk” and only realized through the performance of the Company over both the short-term and long-term. Short-term incentive structures (i.e. annual performance-based cash incentives) are designed to include multiple elements so as to mitigate the risk of maximizing one component at the expense of another. Long-term components, such as the award of Restricted Share Rights or the grant of Stock Options, are all subject to three year vesting periods, thus reducing incentives on the part of executives to engage in any imprudent short-term risks. The realization of value from the long-term incentive component of the executive compensation program is entirely dependent upon long-term appreciation in Shareholder value. In addition to these structural components, the Compensation Committee also has regard to the fact that two of the Named Executive Officers are original founders of the Company and continue to retain significant personal shareholdings in the Company and therefore have a direct personal interest in the maximization of Shareholder value. Additionally, the Company has adopted a number of policies and guidelines which further discourage inappropriate or excessive risk-taking and promote a culture of ownership among the Company’s senior executives, as outlined in the table below:

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POLICY/GUIDELINE	APPLIES TO	HOW
Clawback Policy	The CEO, President, CFO, Controller, any Vice-President of the Company in charge of a principal business unit, division or function, and any other officer or person who performs a significant policy making function for the Company.	Applies in the event of a material restatement of the Company’s financial results as a result of material non-compliance with financial reporting requirements. The Clawback Policy applies to any incentive-based compensation (including cash and equity such as Stock Options and Restricted Share Rights, which is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure”) paid to an Executive Officer (as defined in the Clawback Policy) during any of the three fiscal completed years immediately preceding the date the Company is required to restate its financial results.
Anti-Hedging Policy	All Directors, officers and employees of the Company or its subsidiaries or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Company.	The Company does not permit its executive officers, employees or Directors to hedge any of the equity compensation granted to them – i.e. the Anti-Hedging Policy prohibits directly or indirectly engaging in hedging against future declines in the market value of any securities of the Company through the purchase of financial instruments designed to offset such risk.
Stock Ownership Guidelines Policy	The CEO, CFO, Senior Executive Vice-President, Senior Vice-President of Corporate Development and the Executive Vice-President, Project Evaluation as well as each of the non-employee Directors.

Required to hold Shares/Restricted Share Rights (unexercised Stock Options, whether vested or not, do not apply) which are worth a specified multiple of their annual base salary (in the case of the NEO’s) or the cash annual retainer (in the case of the non-employee Directors). The applicable guideline level of Share ownership is expected to be satisfied by all of the Directors, excepting Vera Kobalia, by March 30, 2021. Vera Kobalia was elected to the Board at the 2018 Shareholder Meeting and thus will be expected to satisfy her applicable guideline level of Share ownership by June 15, 2023.

Aligns the financial interests of the Company’s NEOs and non-employee Directors with those of the Shareholders. See page 75 for details on the Stock Ownership Guidelines Policy.

Double Trigger vesting of equity upon change of control	All executives and employees of the Company who have been awarded equity-based compensation (i.e. Stock Options/Restricted Share Rights)	Stock Option/Restricted Share Rights awards are subject to double trigger vesting (i.e. change of control and subsequent termination without cause or with good reason).

Please refer to “Clawback Policy”, “Anti-Hedging Policy” and “Stock Ownership Guidelines Policy”, under “CORPORATE GOVERNANCE” in this Circular for additional details concerning these important policies.

There are no risks that have been identified in the Company’s compensation policies or practices that would reasonably be likely to have a material adverse effect on the Company.

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Role of the Compensation Committee

The Compensation Committee was established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Company’s compensation plans, policies and programs. The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by executive officers and other members of senior management (collectively referred to under this heading only as, “Executive Management”) in a manner that will enhance the sustainable profitability and growth of the Company.

The members of the Compensation Committee are John P.A. Budreski (Chair), David E. De Witt and Mary L. Little, who are all independent as required under TSX/NYSE American rules. The Compensation Committee requires members who possess the ability to exercise independent judgment and reasoning, are able to apply analytical and logical thinking, have knowledge of the competitive marketplace for executives and have experience with the objectives and purposes of compensation programs. All of these skills have been obtained through the combined business experiences of the members of the Compensation Committee, including experience with financial matters, human resources and management of public companies. The skills and experience of the individual members of the Compensation Committee enable the Compensation Committee to make the necessary decisions on the suitability of the Company’s compensation policies and practices.

In accordance with the Terms of Reference for the Compensation Committee, the Compensation Committee shall:

ì	meet at least one per year;

ì	review and recommend the compensation philosophy and guidelines for the Company, including considering the implications of the potential risks associated with the Company’s compensation policies and programs;

ì	lead the annual CEO review/evaluation process and recommend CEO compensation to the Board for approval and report the results of the process to the Board;

ì	in consultation with the CEO, review the CEO’s assessment of non-CEO Executive Management and fix the compensation of each member of non-CEO Executive Management for recommendation to the Board for approval;

ì	in consultation with the CEO, review and make recommendations to the Board for its approval: (i) all matters concerning incentive awards, compensation performance targets, perquisites and other remuneration matters with respect to Executive Management; (ii) benefit plans applicable to Executive Management; and (iii) any stock option plan, restricted share plan, performance share plan, or other similar equity-based plan and the granting/awarding of any amounts under such plans;

ì	review and recommend for approval any agreements providing for the payment of benefits following a change of control or severance of Executive Management following a termination of employment; and

ì	annually review the Directors’ compensation program and make any recommendations to the Board for approval.

The Compensation Committee has the authority to retain and receive advice from compensation consultants to carry out its duties, but to date has not determined it necessary to do so.

A copy of the Terms of Reference for the Compensation Committee may be accessed on the Company’s website at www.sandstormgold.com.

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During 2018, the Compensation Committee reviewed the Company’s past and current compensation levels for executives in the context of practices in the current market and with reference to an array of companies with similar attributes, which companies were selected by the Compensation Committee as set out below under “Benchmarking” (the “2018 Combined Comparator Group”). The Compensation Committee made recommendations to the Board after reviewing these matters, discussing various factors with management, comparing compensation to the 2018 Combined Comparator Group, and receiving recommendations from the CEO with respect to 2019 annual base salaries and 2018 annual performance-based cash incentives and long-term incentive awards for the Company’s non-CEO executive officers. In making its recommendations to the Board, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines.

►	Role of the CEO in 2018 with the Compensation Committee

The CEO completed an annual review and assessment of each executive’s performance. Based on his evaluation, the CEO made a recommendation to the Compensation Committee on base salaries, cash bonuses and long-term incentive plan awards for each executive, which was taken into consideration by the Compensation Committee in completing its review and ultimate recommendations to the Board. While the CEO may make recommendations with respect to his own compensation, the ultimate recommendation for Board approval with respect to CEO compensation is made by the Compensation Committee in its sole discretion.

►	Benchmarking

The Compensation Committee members believe that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive and reasonable. The Company uses a comparator group of publicly-traded mining and royalty companies of similar size, as determined by market capitalization and complexity, to the Company and that are based in North America. The following table summarizes the 2018 Combined Comparator Group used for the purpose of determining 2019 annual base salaries and 2018 annual bonuses and equity-based compensation:

2018 Combined Comparator Group

Mining Companies		Royalty Companies
Alacer Gold Corp.	MAG Silver Corp.	Alaris Royalty Corp.
Dundee Precious Metals Inc.	Mountain Province Diamonds Inc.	Altius Minerals Corporation
Eldorado Gold Corporation	New Gold Inc.	Input Capital Corp.
Fortuna Silver Mines Inc.	North American Palladium Inc.	Osisko Gold Royalties Ltd.
Gold Standard Ventures Corp.	Osisko Mining Inc.	Royal Gold, Inc.
Golden Star Resources Ltd.	Seabridge Gold Inc.
Guyana Goldfields Inc.	SEMAFO Inc.
Leagold Mining Corporation	Tahoe Resources Inc.
Lucara Diamond Corp.	TMAC Resources Inc.
Lundin Gold Inc.	Torex Gold Resources Inc.

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Executive Compensation Elements

It is the compensation philosophy of the Company to provide a market-based blend of base salaries, cash bonuses and long-term equity incentives in the form of stock options (“Stock Options”) and/or restricted share rights (“Restricted Share Rights” or “RSRs”). The Company believes that the bonus, Stock Option and/or Restricted Share Rights components of compensation serve to further align the interests of management with the interests of the Shareholders.

For the financial year ended December 31, 2018, the Company’s executive compensation program consisted of the following elements:

ì	base salary;

ì	annual performance-based cash incentives;

ì	equity compensation consisting of Restricted Share Rights;

ì	equity compensation consisting of Stock Options; and

ì	medical and other benefits.

The specific rationale and design of each of these elements are outlined in detail below:

Element of Compensation	Summary and Purpose of Element

Base Salary

Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. The Compensation Committee will review the salaries of Named Executive Officers at least annually as part of their overall competitive market assessment. The Compensation Committee intends to recommend annual salary adjustments by December of each year for the 12-month period from January 1 to December 31 of the following year.

Annual Performance- Based Cash Incentives

Annual performance-based cash incentives are a variable component of compensation designed to reward the Company’s executives for maximizing annual operating performance, including in relation to the Company’s acquisition and growth initiatives. In recommending annual performance-based awards, the Compensation Committee considers that such bonus awards are intended to incentivize management during the year to take actions and make decisions within their control, and, as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing. The Compensation Committee considers and reviews annual performance-based cash awards as part of its overall annual assessment of the Company and individual performance. The Compensation Committee intends to recommend awards by December of each year for the 12-month period from January 1 to December 31 of the current completed year.

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Restricted Share Rights

The award of Restricted Share Rights under the Company’s Restricted Share plan (the “Restricted Share Plan”) is a variable and discretionary component of compensation intended to reward the Company’s executive officers for accretively growing the Company and increasing the value of the Shares. Awards of Restricted Share Rights seek to align the interests of management with the interests of the Company’s Shareholders through the possible increase in the price of the Shares over time. Restricted Share Rights always have a minimum vesting period of three years and are settled in Shares on vesting.

The Compensation Committee considers and reviews awards of Restricted Share Rights as part of its overall assessment of the Company and individual performance. If deemed appropriate in the circumstances, the Compensation Committee may recommend the award of Restricted Share Rights by December of each year for the 12-month period from January 1 to December 31 of the current completed year.

Stock Options

The granting of Stock Options under the Company’s Stock Option plan (the “Stock Option Plan”) is a variable and discretionary component of compensation intended to incentivize the Company’s executive officers to accretively grow the Company and increase the value of the Shares. Stock Option grants always have a term of five years with a minimum vesting period of three years attached.

The Compensation Committee considers and reviews the grant of Stock Options as part of its overall assessment of the Company and individual performance. If deemed appropriate in the circumstances, the Compensation Committee may recommend the grant of Stock Options by December of each year for the 12-month period from January 1 to December 31 of the current completed year.

Other Compensation (Perquisites)

The Company’s executive employee benefit program includes life, medical, dental and disability insurance, along with paid parking. Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.

Total compensation, which is comprised of base salaries, bonuses, Stock Options and/or Restricted Share Rights awards, is generally set at the average compared to industry peers, typically with base salaries targeted at lower than average and variable elements (i.e. bonuses and Stock Options/Restricted Share Rights) targeted at higher than average.

The Company does not currently plan on making any significant changes to its compensation policies and practices in the next financial year.

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The breakdown of each element of compensation of the CEO as a percentage of total compensation is reflected in the following pie chart for 2018:

►	Base Salary

In determining the base salary of a Named Executive Officer, the Compensation Committee considers the recommendations made annually by the CEO and reviews the remuneration paid to executives with similar titles (including the CEO) at a comparator group of companies in the marketplace, based on sector, market capitalization and complexity. In arriving at an overall subjective assessment of base salary to be paid to a particular executive officer, the Compensation Committee also considers the particular responsibilities of the position, the experience level of the executive officer, his/her past performance at the Company, the performance of the Company over the past year and an overall assessment of market, industry and economic conditions. As previously mentioned, base salaries are reviewed at least annually, typically by December of each year for the 12-month period from January 1 to December 31 of the following year.

Based on the average of comparable positions in the 2018 Combined Comparator Group utilized by the Company in December 2018 to establish the 2019 base salaries of its executives, the 2019 base salary established for: (i) each of the CEO (Mr. Watson) and the Senior Executive Vice President (Mr. Awram) was set within the “below average” range; and (ii) the CFO (Mr. Kazemi) was set at the slightly “below average” range. The 2019 base salary established for the Executive Vice-President, Project Evaluation (Mr. Bruington) was set within the 75th percentile of comparative data from the 2018 Combined Comparator Group due to Mr. Bruington’s extensive experience in the technical evaluation of mineral assets, which is a key skill for the success of the Company. In the case of the Senior Vice-President, Engineering (Mr. Darling), his 2019 base salary was established in accordance with the contractual terms set forth in his employment agreement with the Company.

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2018/2019 Base Salaries

Named Executive Officer	2018 Base ($) (1)	2019 Base ($) (1)	% Change
Nolan Watson	293,200	301,996	3.0%
Erfan Kazemi	219,900	227,230	3.3%
David Awram	256,550	264,247	3.0%
Tom Bruington	377,495	388,490	2.8%
George Darling	256,550 (2)	261,681	2.0%

(1)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2018 as quoted by the Bank of Canada (“BofC”) of C$1.00 = US$0.7330.

(2)	This base salary figure for Mr. Darling is what his base salary would have been had Mr. Darling worked for an entire year for the Company. Mr. Darling’s employment with the Company did not commence until March 5, 2018.

►	Annual Performance-Based Cash Incentives

As discussed above, in determining the annual cash bonus of a Named Executive Officer, the Compensation Committee considers the recommendations made by the CEO in assessing the Company and each Named Executive Officer’s personal performance over the past year, other than with respect to the CEO’s own compensation, which is determined by the Compensation Committee and ultimately approved by the Board. The Compensation Committee assesses the following Company performance indicators:

ì	The value and accretiveness of completed transactions is evaluated based on the total dollar amount of transactions completed during the year, the number of transactions and the overall value accretion to the Company as a result of those transactions, including such metrics as cash-flow per Share, reserves per Share and resources per Share. This performance indicator is critical to the success of the Company due to the Company’s unique business model and deal-driven nature.

ì	Relative Share performance is evaluated based on the Share price for the period January 1 to December 31, as compared to the share price of the companies comprising the applicable comparator group. The Compensation Committee believes this performance indicator aligns the interests of management to the interests of shareholders.

ì	Debt and equity financing(s) successfully completed during the financial year. The Compensation Committee believes this performance indicator may be an important element in the Company’s ability to successfully attract and close streaming transactions.

ì	Fiscal responsibility with respect to level of control and management of the Company’s general and administrative expenses for the relevant period.

The Compensation Committee also reviews the individual personal performance of each of the Named Executive Officers. Evaluation of personal performance factors is subjective and includes consideration of quality of work, effort undertaken and leadership abilities, among other factors. Other exceptional or unexpected factors that may be considered in the evaluation of a Named Executive Officer’s performance are subjective and not defined.

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In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for commodities such as gold. When applying the financial performance criteria, the Compensation Committee emphasizes factors over which the executive officers can exercise control, such as meeting budget targets, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. The general guideline weightings of each component of compensation considered by the Compensation Committee for 2018/2019 are set out in the chart below:

40%	Value and Accretiveness of Completed Transactions
30%	Relative Share Price Performance
20%	Debt & Equity Financings Completed
10%	General and Administrative Cost Control and Other Matters

For 2018, the Compensation Committee observed that, although the mining industry continued to face significant challenges following several years of falling commodity prices, effective cost management and strength in the Company’s balance sheet remained key components of management’s strategy. With the Company’s available cash, credit facility and incoming cash flow, management was able to aggressively pursue transactions on behalf of the Company, with the result that 2018 was another strong building year for the Company, during which it:

ì	acquired 22 streams and royalties;

ì	allocated over $80 million in capital;

ì	sold non-core investments for estimated proceeds of $20 million;

ì	organized a syndicate for significantly increasing the Company’s revolving credit facility to $225 million with lower interest rates and fewer covenants;

ì	had record gold production;

ì	launched a Share buyback program for 10% of the Company’s issued Shares; and

ì	assisted in the completion of a pre-feasibility study for the Hod Maden project in Turkey

(collectively referred to in this Circular as the “2018 Corporate Achievements”).

The 2018 Corporate Achievements were accomplished as a direct result of the collective efforts and performance of the Company’s Named Executive Officers and their respective support teams.

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As previously mentioned, typically annual cash bonus awards are made by December of each year for the 12-month period from January 1 to December 31 of the current completed year. In December 2018, the Compensation Committee recommended, and the full Board approved, the award of bonuses for individual performance to Mr. Watson ($280,000), Mr. Awram ($225,000) and Mr. Kazemi ($300,000), who each met or exceeded their personal objectives during 2018.

The table below outlines NEO bonuses for 2018 expressed as a percentage of each NEO’s 2018 base salary:

2018 Bonuses

Named Executive Officer	2018 Base ($) (1)	2018 Bonus ($) (1)	% of 2018 Base Salary
Nolan Watson	293,200	205,240	70%
Erfan Kazemi	219,900	219,900	100%
David Awram	256,550	164,925	64%
Tom Bruington	377,495	-	-
George Darling	213,792 (2)	-	-

(1)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2018 as quoted by the BofC of C$1.00 = US$0.7330.

(2)	Mr. Darling’s employment with the Company did not commence until March 5, 2018, and this figure is the actual amount earned by Mr. Darling during 2018.

The Company’s compensation philosophy is to target variable compensation bonuses at higher than average compared to the applicable comparator group. Cash based incentives awarded by the Company for fiscal 2018 to its Named Executive Officers based on similar positions at the 2018 Combined Comparator Group were: (i) set within the “below average” range for each of the CEO (Mr. Watson) and the Senior Executive Vice President (Mr. Awram) and (ii) set within the “above average” range for the CFO (Mr. Kazemi). Mr. Bruington and Mr. Darling did not receive a cash bonus for 2018.

The Compensation Committee may exercise discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any proposed award or payout. For 2018, the Compensation Committee recommended increasing the proposed total compensation packages for each of Messrs. Watson, Awram and Kazemi, which adjustments were achieved via an increase in their suggested bonuses and an increase in the number of Stock Options awarded to each of them. The purpose for this recommendation was: (i) to keep the Company competitive with its peers (based upon the 2018 Combined Comparator Group compensation information), and (ii) to reward Messrs. Watson, Awram and Kazemi for their performance in 2018 based upon the 2018 Corporate Achievements.

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Following these adjustments, it was noted by the Compensation Committee that the total compensation package for Mr. Watson was set at the “65th percentile of peers” compared to the 2018 Combined Comparator Group and was comprised of: (i) a “below average” base salary for 2019; (ii) a “below average” bonus for 2018, and (iii) stock-based compensation for 2018 which is “above average”. The Compensation Committee noted that the total compensation package for Mr. Awram was set at the “75th percentile of peers” compared only to the mining company peer group portion of the 2018 Combined Comparator Group and was comprised of: (i) a “below average” base salary for 2019 (based upon COO data); (ii) a “below average” bonus for 2018 (based upon COO data); and (iii) stock-based compensation for 2018 which is “above average” (also based upon COO data). They further noted that the total compensation package for Mr. Kazemi was set at the “65th percentile of peers” compared to the 2018 Combined Comparator Group and was comprised of: (i) a slightly “below average” base salary for 2019; (ii) an “above average” bonus for 2018, and (iii) stock-based compensation for 2018 which is “above average”.

►	Restricted Share Rights

Restricted Share Rights may be awarded under the Restricted Share Plan. The Restricted Share Plan provides that Restricted Share Rights may be granted to participants (as defined in the Restricted Share Plan) as a discretionary payment in consideration of past services to the Company. The purpose of the Restricted Share Plan is to advance the interests of the Company through the motivation, attraction and retention of such persons and to secure for the Company and the Shareholders the benefits inherent in the ownership of Shares by such persons, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging such persons due to the opportunity offered to them to acquire a proprietary interest in the Company. The Restricted Share Plan has been and may be used in the future to provide Restricted Share Rights which are awarded based on the recommendations of the Compensation Committee of the Company, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company. The quantum of individual Restricted Share Rights awards to each Named Executive Officer is based on a targeted value for the long-term incentive component of the overall compensation for each Named Executive Officer, which is then used to determine an actual number of Restricted Share Rights to be recommended (if deemed appropriate in the circumstances) to the Compensation Committee for approval and then recommended to the full Board, based on the fair market value of the Restricted Share Rights as of the date of award.

In December 2018, the Compensation Committee recommended, and the full Board approved, the award of Restricted Share Rights to each of the Named Executive Officers as a discretionary payment in consideration of services to the Company. All of the Restricted Share Rights awards were made for individual performance due to the attainment of the 2018 Corporate Achievements and each of the NEOs having met or exceeded their personal objectives during 2018. An aggregate of 213,000 Restricted Share Rights (representing approximately 0.1% of the issued and outstanding Shares at December 31, 2018) were awarded to the Named Executive Officers, as follows:

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2018 RSR Awards

Named Executive Officer	Number of RSRs Awarded (1)	Value ($) (2)
Nolan Watson	43,000	186,592
Erfan Kazemi	35,000	151,878
David Awram	50,000	216,968
Tom Bruington	40,000	173,574
George Darling	88,000	382,179

(1)	All of the above awards were effective December 13, 2018 at a deemed value of C$5.92 per RSR based upon the closing price of the Shares on the TSX on the award date, except for 43,000 of the 88,000 RSRs awarded to George Darling in 2018, which 43,000 RSRs were awarded to him (as a new employee of the Company) by the Board on June 27, 2018 at a deemed value of $5.93 per RSR based upon the closing price of the Shares on the TSX on that date.

(2)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2018 as quoted by the BofC of C$1.00 = US$0.7330.

These Restricted Share Rights all vest over a three-year period, the first one-third of which vests on the first anniversary of the date of the award. None of these awards were based, wholly or in part, upon the attainment of any specific “financial reporting measure” which would make such awards subject to recovery pursuant to the terms of the Company’s Clawback Policy. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information.

Please refer to “Restricted Share Plan” under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS” in this Circular for additional details concerning the Restricted Share Plan.

►	Stock Options

Stock Options may be granted pursuant to the Stock Option Plan. The Stock Option Plan is designed to advance the interests of the Company by encouraging eligible participants to have equity participation in the Company through the acquisition of Shares. The Stock Option Plan has been and may be used in the future to provide Stock Options which are granted based on the recommendations of the Compensation Committee of the Company, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company. In determining the number of Stock Options to be granted to the Company’s executive officers, the Compensation Committee takes into account the number of Stock Options, if any, previously granted to each executive officer, and the exercise price of any outstanding Stock Options to ensure that such grants are in accordance with the policies of the TSX and to closely align the interests of the executive officers with the interests of the Shareholders. The quantum of individual Stock Option grants to each Named Executive Officer is based on a targeted value for the long-term incentive component of the overall compensation for each Named Executive Officer, which is then used to determine an actual number of Stock Options to be recommended (if deemed appropriate in the circumstances) to the Compensation Committee for approval and then recommended to the full Board, based on the fair market value of the Stock Options as of the date of grant.

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In December 2018, the Compensation Committee recommended, and the Board approved, the award of Stock Options to four of the five Named Executive Officers. All of the Stock Option grants were made for individual performance due to the attainment of the 2018 Corporate Achievements and each of the NEOs having met or exceeded their personal objectives during 2018. An aggregate of 2,990,000 Stock Options (representing approximately 1.65% of the issued and outstanding Shares at December 31, 2018) were awarded to four of the five Named Executive Officers, as follows:

2018 Stock Option Awards

Named Executive Officer	Number of Stock Options Awarded	Value ($) (1)
Nolan Watson	1,300,000	$1,143,480
Erfan Kazemi	420,000	$369,432
David Awram	770,000	$677,292
Tom Bruington	500,000	$439,800

(1)	All awards were effective December 13, 2018 at an exercise price of C$5.92, being the closing price of the Shares on the TSX on the award date. The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value (C$1.20) and relied on the following key assumptions and estimates for the 2018 calculations: grant date Share price and exercise price of C$5.92; expected stock price volatility 30.0%; risk free interest rate 1.90%; assumption of annual rate of dividends of 1.34%; and expected life of options of three years. Canadian dollar values have been converted to United States Dollars (C$1.20 = $0.8796) for reporting purposes in the table above at the noon exchange rate on December 31, 2018 as quoted by the BofC of C$1.00 = US$0.7330.

These Stock Options all vest annually over a three-year period, the first one-third of which vests on the first anniversary of the date of the grant. None of these grants were based, wholly or in part, upon the attainment of any “financial reporting measure” which would make such grants subject to recovery pursuant to the terms of the Company’s Clawback Policy.

The Company’s compensation philosophy is to target variable compensation in the form of Stock Options/Restricted Share Rights at higher than average compared to the applicable comparator group and, accordingly, equity compensation awarded by the Company for fiscal 2018 to its Named Executive Officers based on similar positions at the 2018 Combined Comparator Group was set within the “above average” range for each of the CEO (Mr. Watson), the Executive Vice President (Mr. Awram), the CFO (Mr. Kazemi) and the Executive Vice-President, Project Evaluation (Mr. Bruington).

Please refer to “Stock Option Plan” under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS” in this Circular for additional details concerning the Stock Option Plan.

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►	Other Compensation – Perquisites

During the financial year ended December 31, 2018, none of the Named Executive Officers received any perquisites which in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary.

The Company does not have any other long-term incentive plans, including any supplemental executive retirement plans.

►	Performance Graph

The following graph compares our total Shareholder return to the capital markets for the past five years ending December 31, 2018. It shows the change in value of C$100 invested in the Shares on December 31, 2013 compared to C$100 invested in the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, assuming the reinvestment of all dividends.

(in C$)	2013	2014	2015	2016	2017	2018
Sandstorm Gold Ltd.	$100.00	$85.84	$78.43	$114.81	$136.82	$137.69
S&P/TSX Composite Index	$100.00	$110.55	$101.36	$122.73	$133.89	$121.99
S&P/TSX Global Gold Index	$100.00	$94.25	$84.70	$127.85	$129.58	$125.11

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Since 2012, the Company has provided significant growth for its Shareholders, although that growth was tempered in 2013 due to sharp declines in the price of gold which resulted in capital exiting the gold sector, driving equity prices down. 2014 was another challenging year for the gold sector and the Company’s total Shareholder return performance continued to weaken in conjunction with the overall weakness in the gold equity market. In 2015, the Company’s stock price outperformed its mining peer group by 7% and outperformed its royalty peer group by 3%. In 2016, the Company’s stock price was comparable to its mining peer group and outperformed its royalty peer group by 20%. In 2017, the Company’s stock price outperformed its mining peer group by 25% and outperformed its royalty peer group by 20%. In 2018, the Company’s stock price outperformed its mining peer group by greater than 20% and outperformed its royalty peer group by 12%.

The Company has continued to focus on operating in an efficient, cost effective manner and, due to the implementation of cost reduction initiatives, achieved an 12% decrease in its administrative expenses for 2016. Although the Company’s compensation to its Named Executive Officers initially increased over the five year period to reflect the Company’s growing business and increased complexities of its executive positions, salary levels remained fairly flat from 2012 for most of the executives and aggregate compensation to the Company’s Named Executive Officers; for 2013 - 2015 salary levels were lower than that of the comparator groups, reflective of the Company’s Share price performance in 2013 – 2015. The 2016 and 2017 salary levels for each of the Named Executive Officers (excepting Mr. Bruington) were based on the average of comparable positions in the 2015 comparator group and 2016 comparator group, respectively, utilized by the Company in December 2015 and December 2016, to establish the 2016 and 2017 base salaries of its executives. In December 2017, the 2018 salary levels set for the Named Executive Officers (excepting for Mr. Bruington) were in the below average to average range compared to comparable positions in the 2017 Combined Comparator Group. In December 2018, the 2019 salary levels set for the Named Executive Officers (excepting Mr. Bruington) were in the below average range compared to comparable positions in the 2018 Combined Comparator Group.

While Share price is an important factor in the Company’s target performance, the Compensation Committee recognizes that management has no ability to influence commodity prices (which have a significant impact on the Company’s Share price performance) and therefore does not place undue emphasis on Share price performance in its evaluation of NEO performance. Other factors play a more significant role in the determination of executive compensation, including the actions and decisions by management which support overall business strategy and operation of the Company’s business.

The Company’s Share price performance does, however, have a significant impact on each of the NEO’s net realizable pay. A significant portion of NEO compensation is paid in long-term incentive plan awards (i.e. 72.7% of the CEO’s total compensation in 2018), the value of which will vary depending on the Share price performance of the Company since declines in the Company’s Share price performance since 2013 has had a direct impact on the value of Restricted Share Rights held by the Named Executive Officers and the in-the-money value of their outstanding Stock Options.

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Executive Compensation Details

Summary Compensation Table

The following table is presented in accordance with National Instrument Form 51-102F6, Statement of Executive Compensation, and sets forth all annual and long-term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company, being the periods ended December 31, 2016, December 31, 2017 and December 31, 2018 in respect of each of the Named Executive Officers:

Name and Principal Position	Year	Salary (1)	Share-Based Awards (2)	Option-Based Awards (9)	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation	Total Compensation
					Annual (1) (3)	Long-term
Nolan Watson (4) CEO	2018	$293,200	$186,592	$1,143,480	$205,240	NIL	NIL	NIL	$1,828,512
	2017	$302,898	$596,231	$282,891	$557,970	NIL	NIL	NIL	$1,739,990
	2016	$279,300	$350,950	$495,427	$260,680	NIL	NIL	NIL	$1,386,357
Erfan Kazemi (5) CFO	2018	$219,900	$151,878	$369,432	$219,900	NIL	NIL	NIL	$961,110
	2017	$231,159	$175,362	$134,710	$239,130	NIL	NIL	NIL	$780,361
	2016	$208,544	$158,851	$130,050	$148,960	NIL	NIL	NIL	$646,405
David Awram (6) Sr. Executive VP (“SEVP”)	2018	$256,550	$216,968	$677,292	$164,925	NIL	NIL	NIL	$1,315,735
	2017	$263,043	$394,565	$215,536	$398,550	NIL	NIL	NIL	$1,271,694
	2016	$242,060	$295,537	$371,570	$167,580	NIL	NIL	NIL	$1,076,747
Tom Bruington (8) Executive VP, Project Evaluation (“EVP-PE”)	2018	$377,495	$173,574	$439,800	NIL	NIL	NIL	NIL	$990,869
	2017	$402,536	$65,761	$303,097	NIL	NIL	NIL	NIL	$771,394
	2016	$372,400	$92,355	$278,678	NIL	NIL	NIL	NIL	$743,433
George Darling (7) Sr. VP, Engineering (“SVP-ENG”)	2018	$213,792	$382,179	NIL	NIL	NIL	NIL	$14,660 (7)	$610,631
	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Salaries and bonuses for the Named Executive Officers are paid in Canadian Dollars and converted to United States Dollars for reporting purposes in these columns in the Summary Compensation Table above: for the financial year ended December 31, 2016 at the noon exchange rate on December 30, 2016 (which was the last trading and business day of the year) as quoted by the BofC of C$1.00 = US$0.7448; for the financial year ended December 31, 2017 at the noon exchange rate on December 29, 2017 (which was the last trading and business day of the year) as quoted by the BofC of C$1.00 = US$0.7971; and for the financial year ended December 31, 2018 at the noon exchange rate on December 31, 2018 as quoted by the BofC of C$1.00 = US$0.7330.
(2)	The dollar amounts in this column for the financial years ended December 31, 2016, 2017 and 2018 represent Restricted Share Rights which were granted by the Company during the years in question. The amounts are calculated by multiplying the award date fair value of the Restricted Share Rights of C$4.96 (2016), C$5.50 (2017), C$5.93 (for George Darling only, June 2018) and C$5.92 (December 2018) (being the respective closing prices of the Shares on the TSX on the award dates) by the number of Restricted Share Rights awarded and have been converted to United States Dollars for reporting purposes in the Summary Compensation Table above at the noon exchange rate as quoted by the BofC on the last business day in December of C$1.00 = US$0.7448 (for 2016), C$1.00 = US$0.7971 (for 2017) and C$1.00 – US$0.7330 (for 2018), respectively. This methodology is consistent with the Company’s financial statements.
(3)	The amounts in this column were paid by the Company as annual cash bonuses in respect of the financial year noted.
(4)	Mr. Watson became a Director of the Company on September 12, 2008 and its President and CEO on September 23, 2008. Mr. Watson is an employee of the Company and he does not receive any additional compensation for his role as a Director.

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(5)	Mr. Kazemi was appointed as the CFO of the Company on August 15, 2011. Mr. Kazemi is an employee of the Company.
(6)	Mr. Awram became a Director of the Company on March 23, 2007 and its Executive Vice President on July 23, 2009. Mr. Awram is an employee of the Company and he does not receive any additional compensation for his role as a Director.
(7)	Mr. Darling became an employee of the Company on March 5, 2018 and assumed the role of Senior Vice-President, Engineering of the Company. The $14,660 in the “All Other Compensation” column above is a housing allowance paid to Mr. Darling pursuant to the terms of his employment contract with the Company.
(8)	Mr. Bruington became an employee of the Company on January 15, 2013 and assumed the role of Executive Vice-President, Project Evaluation for the Company.
(9)	The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value (C$1.20) and relied on the following key assumptions and estimates for the 2018 calculations: grant date Share price and exercise price of C$5.92; expected stock price volatility 30.0%; risk free interest rate 1.90%; assumption of annual rate of dividends of 1.34%; and expected life of options of three years. The Company chose this methodology as it is the standard for companies in Canada and has been consistently applied by the Company for valuing option-based awards granted by the Company since 2007. Canadian dollar values have been converted to United States Dollars for reporting purposes in this column at the noon exchange rate as quoted by the BofC on the last business day in December of C$1.00 = US$0.7448 (for 2016), C$1.00 = US$0.7971 (for 2017) and C$1.00 = US$0.7330 (for 2018), respectively. This methodology is consistent with the Company’s financial statements.

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s) except as follows:

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►	Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all share-based and option-based awards outstanding at the end of the most recently completed financial year (December 31, 2018), including awards granted before the most recently completed financial year, to each of the Named Executive Officers.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Exercise Price (1)	Option Expiration Date	Value of Unexercised In-The-Money Options (2) (6)	Number of Shares or Units of Shares That Have Not Vested (3)	Market or Payout Value of Share-Based Awards That Have Not Vested (4) (6)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed (4) (5) (6)
Nolan Watson CEO	375,000	C$3.60	Dec 9, 2020	$747,660	165,332	$765,910	$588,340
	400,000	C$4.96	Dec 12, 2021	$398,752
	210,000	C$5.50	Dec 5, 2022	$126,223
	1,300,000	C$5.92	Dec 13, 2023	$381,160
Erfan Kazemi CFO	315,000	C$2.93	Nov 13, 2019	$782,734	75,999	$352,070	$717,579
	110,000	C$3.60	Dec 9, 2020	$219,314
	105,000	C$4.96	Dec 12, 2021	$104,672
	100,000	C$5.50	Dec 5, 2022	$60,106
	420,000	C$5.92	Dec 13, 2023	$123.144
David Awram SEVP	181,674	C$2.93	Nov 13, 2019	$451,436	136,666	$633,113	$1,258,129
	300,000	C$3.60	Dec 9, 2020	$598,128
	300,000	C$4.96	Dec 12, 2021	$299,064
	160,000	C$5.50	Dec 5, 2022	$96,170
	770,000	C$5.92	Dec 13, 2023	$225,764
Tom Bruington EVP-PE	160,000	C$2.93	Nov 13, 2019	$397,579	58,333	$270,231	$830,002
	150,000	C$3.64	Dec 22, 2020	$294,666
	225,000	C$4.96	Dec 12, 2021	$224,298
	225,000	C$5.50	Dec 5, 2022	$135,239
	500,000	C$5.92	Dec 13, 2023	$146,600
George Darling SVP-ENG	N/A				88,000	$407,665	N/A

(1)	The exercise price per Share of Stock Options is set in Canadian dollars because that is the currency in which the Shares trade on the TSX.
(2)	Calculated using the closing price of the Shares on the TSX on December 31, 2018, of C$6.32 and subtracting the exercise price of the in-the-money Stock Options. These Stock Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.

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(3)	This column reflects Restricted Share Rights for which the restricted periods had not yet expired as of December 31, 2018 and, as such, these Restricted Share Rights remain unvested.
(4)	The figures in this column are calculated using the closing price of the Shares on the TSX on December 31, 2018 of C$6.32.
(5)	This column reflects the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2018 where the recipient has irrevocably elected to postpone the expiry of the applicable restricted period and thus defer vesting and receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2018, as follows:
Mr. Watson elected to defer receipt of an aggregate of 127,001 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in December 2018 until certain dates in December 2019.
Mr. Kazemi elected to defer receipt of an aggregate of 154,899 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in December of 2018 until certain dates in December of 2019.
Mr. Awram elected to defer receipt of an aggregate of 271,584 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in December 2018 until certain dates in December of 2019.
Mr. Bruington elected to defer receipt of an aggregate of 179,167 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December of 2018 until certain dates in November and December of 2019.
(6)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2018 as quoted by the BofC of C$1.00 = US$0.7330.

►	Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year (December 31, 2018) of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards Value Vested (1) (5)	Share-Based Awards Value Vested (2) (5)	Non-Equity Incentive Plan Compensation Value Earned
Nolan Watson CEO	$298,221	$1,010,719 (3)	N/A
Erfan Kazemi CFO	$85,894	N/A	N/A
David Awram SEVP	$233,778	N/A	N/A
Tom Bruington EVP-PE	$153,197	$158,548 (4)	N/A
George Darling SVP-ENG	N/A	N/A	N/A

(1)	This amount is the dollar value that would have been realized if the Stock Options had been exercised on the vesting date(s). Calculated using the closing price of the Shares on the TSX on December 5, 2018 of C$5.63, December 10, 2018 of C$5.79, December 12, 2018 of C$5.89 and December 24, 2018 of C$6.23, being the dates on which Stock Options vested during the year ended December 31, 2018 and subtracting the exercise price of the in-the-money Stock Options. These Stock Options have not been, and may never be, exercised and actual gains, if any, on exercise, will depend on the value of the Shares on the date of exercise.
(2)	This column does not include the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2018 where the recipient irrevocably elected to postpone the expiry of the applicable restricted periods and thus deferred receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2018. Please refer to footnote (5) to the "Outstanding Share-Based Awards and Option-Based Awards" table above for details of deferral elections by Named Executive Officers during 2018.
(3)	This amount is the deemed dollar value realized by the NEO upon vesting of Restricted Share Rights during 2018, calculated by multiplying the number of underlying Shares (219,917) received by the NEO by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$6.27 on January 8, 2018.
(4)	This amount is the deemed dollar value realized by the NEO upon vesting of Restricted Share Rights during 2018, calculated by multiplying the number of underlying Shares (35,000) received by the NEO by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$6.18 on December 21, 2018.
(5)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2018 as quoted by the BofC of C$1.00 = US$0.7330.

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Pension Plan Benefits

The Company and its subsidiaries do not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Company and its subsidiaries have no defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than as set forth below, the Company and its subsidiaries have no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or its subsidiaries or a change in responsibilities of the NEO following a change of control.

The Company has entered into an employment agreement with each of the Named Executive Officers. The following is a summary only and is qualified in its entirety by reference to the terms and conditions of the respective executive employment agreements and the applicable terms and conditions of the Stock Option Plan and the Restricted Share Plan.

►	For the purposes of this section of the Circular:

1	“Change of Control” means: (a) a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Company or its successor; (b) the sale, exchange or other disposition to a person other than an affiliate of the Company of all, or substantially all, of the Company's assets; (c) a resolution is adopted to wind-up, dissolve or liquidate the Company; (d) a change in the composition of the Board, which occurs at a single meeting of Shareholders or upon the execution of a Shareholders' resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or (e) any person, entity or group of persons or entities acting jointly or in concert (an "Acquiror") acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Company's outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect Directors); and

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2	“Event of Termination” includes: (a) the NEO's employment with the Company is terminated by the Company without cause; (b) an adverse change by the Company in the NEO's position, duties, responsibilities, title or office from those which were in effect immediately prior to the Change of Control, including the NEO no longer holding that office of the ultimate parent company following the Change of Control; (c) the good faith determination by the NEO that, as a result of the Change in Control or any action or event thereafter, the NEO's status or responsibility within the Company has been diminished or that the NEO is effectively being prevented from carrying out his duties and responsibilities as they existed immediately prior to the Change of Control; (d) a decrease in the NEO's base salary or a material decrease in the NEO's incentive bonus, benefits, stock based compensation, vacation or other compensation; (e) a relocation of the NEO's principal place of employment or the Company's head office to outside the Greater Vancouver Regional District (but Toronto, in the case of Mr. Spencer); (f) the Company taking any action to deprive the NEO of any material fringe benefit not mentioned above and enjoyed by him immediately prior to the Change in Control, or the Company failing to increase or improve such material fringe benefit on a basis consistent with increases or improvements granted generally to the Company's other senior executives; (g) any material breach by the Company of any provision of this Agreement; or (h) any action or event that would constitute a constructive dismissal of the NEO at common law.

Each of the Named Executive Officers (with the exception of George Darling) have “double trigger” Change of Control provisions in their applicable employment agreements, meaning that, if a Change of Control and an Event of Termination occurs within the 12-month period immediately following the Change of Control, then certain payments must be made by the Company to the affected NEO and all their equity-based compensation will fully vest. Mr. Darling does not have a Change of Control provision in his employment agreement.

►	Agreements with Nolan Watson (President and CEO), David Awram (Senior Executive Vice-President) and Erfan Kazemi (CFO)

The Company has entered into employment agreements with each of Nolan Watson, David Awram and Erfan Kazemi (the “Watson Agreement”, the “Awram Agreement”, the “Kazemi Agreement”, or, collectively, the “Agreements” in this section, as the case may be). Each Agreement provides for a base salary (the “Base Salary”) to each of the executives. In addition, the executives are eligible to participate in such incentive bonus plans as may be implemented by the Company from time to time for its senior executives and the Company will, in its discretion, consider bonuses at least annually.

Upon termination of the Watson Agreement, or the Awram Agreement, or the Kazemi Agreement by the Company without cause, the Company shall be obliged to provide the terminated executive with six (6) months written notice of termination (the “Required Notice Period”) and to pay the terminated executive an amount equal to two years of the terminated executive’s Base Salary at that time plus an amount equal to two times the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board, multiplied by the terminated executive’s current Base Salary immediately prior to termination. In addition, following such termination, all other benefits (i.e. health, accident and life insurance) (the “Benefits”) will continue for a period of two years from the date of termination, or, if such is not possible, the Company shall pay to the terminated executive an amount sufficient to enable him to procure comparable Benefits on a private basis for such term. Also, any equity or equity-based compensation received by the terminated executive and held by him at such time shall fully vest, if not already vested, and shall be exercisable by him following such termination or election, as the case may be, in accordance with their terms.

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Upon termination of the Watson Agreement, or the Awram Agreement, or the Kazemi Agreement by the Company for cause, no notice, salary, compensation, Benefits, allowances or pay in lieu of notice shall be paid or payable to the terminated executive after or as a result of such termination other than the Base Salary and Benefits to the effective date of such termination and any equity or equity based compensation previously received by the terminated executive and held by him at such time shall immediately terminate and shall no longer be exercisable effective as of the date that the terminated executive’s employment is terminated for cause.

In the event that, within the twelve month period immediately following a Change of Control, any Event of Termination occurs, without the affected executive’s written consent, which Event of Termination is not rectified by the Company within thirty days of the occurrence, the Company will be required to pay to the terminated executive a pro-rated amount equal to the terminated executive’s Base Salary for the Required Notice Period plus two times his Base Salary at that time and any bonus owing to the terminated executive immediately prior to such Change of Control or Event of Termination shall be paid plus an amount equal to two times the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board, multiplied by the terminated executive’s current Base Salary in effect immediately prior to the Event of Termination, plus a pro-rated bonus up to the Event of Termination which shall be based upon the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board for the terminated executive. In addition, the terminated executive’s Benefits will continue for a period of two years following the Event of Termination, or, if such is not possible, the Company shall pay to the applicable terminated executive an amount sufficient to enable him to procure comparable Benefits on a private basis for such term. All equity or equity-based compensation received by the terminated executive and held by him immediately prior to such Change of Control and Event of Termination shall fully vest, if not already vested, and shall be exercisable by the terminated executive following such Change of Control and Event of Termination in accordance with their terms.

►	Agreement with Tom Bruington (Executive Vice-President, Project Evaluation)

The Company has entered into an employment agreement with Tom Bruington (the “Bruington Agreement”). The Bruington Agreement provides the executive with a guaranteed dollar amount with respect to the value of his total annual compensation package, which is comprised of a Base Salary and a guaranteed value with respect to Restricted Share Rights to be granted annually to the executive. In the event of a Change of Control where the executive is not provided with employment under substantially the same compensation terms after such Change of Control and should the executive choose to leave after such Change of Control and change of compensation terms, the Company shall pay the executive an amount equal to two times his Base Salary at that time. All equity or equity-based compensation received by the executive and held by him immediately prior to termination or election upon a Change of Control shall fully vest, if not already vested, and shall be exercisable by the executive following such termination or election, as the case may be, in accordance with their terms.

►	Agreement with George Darling (Senior Vice-President, Engineering)

The Company has entered into an employment agreement with George Darling (the “Darling Agreement”). The Darling Agreement provides the executive with a guaranteed dollar amount with respect to the value of his total annual compensation package, which is comprised of a Base Salary and a guaranteed value with respect to Restricted Share Rights or Stock Options to be granted annually to the executive. The executive is eligible for an annual cash bonus of up to a maximum of 25% of his Base Salary based on a number of factors, including individual and corporate performance. The Company has also provided the executive with a C$2,000 per month housing allowance. While there is no Change of Control feature in the Darling Agreement, the Company has guaranteed the executive’s first two years of compensation for both Base Salary and stock-based compensation.

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►	Estimated Incremental Payments on Change of Control

The following table provides details regarding the estimated incremental payments from the Company to each of the NEOs upon termination by the Company on a Change of Control and Event of Termination, assuming that the triggering event occurred on December 31, 2018:

Name of NEO	Total Incremental Payment (1) (2) (3)
Nolan Watson	$979,041
David Awram	$809,887
Erfan Kazemi	$706,402
Tom Bruington	$754,990
George Darling	$513,100

(1)	Salaries, bonuses and Benefits for the NEOs are paid in Canadian dollars and converted to United States dollars for reporting purposes in the table above at the exchange rate of C$1.00 = US$0.7330, being the noon exchange rate for Canadian Dollars in terms of the United States dollar, as quoted by the BofC on December 31, 2018.
(2)	Amounts in this column include accrued vacation allowance as of December 31, 2018.
(3)	This represents the entitlement the NEO would have received if a Change of Control or other applicable triggering event had occurred on December 31, 2018.

The accelerated value of the aforementioned NEO’s existing Stock Options/Restricted Share Rights as of December 31, 2018 is detailed under “Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards” in this Circular.

Director Compensation

The following table sets forth all amounts of compensation provided to the Directors, who are each not also a Named Executive Officer, for the Company’s most recently completed financial year (December 31, 2018):

Director	Fees Earned (1)	Share- Based Awards (1) (3)	Option- Based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total (3)
David E. De Witt	NIL	$156,217	NIL	NIL	NIL	NIL	$156,217
Andrew T. Swarthout	NIL	$156,217	NIL	NIL	NIL	NIL	$156,217
John P.A. Budreski	NIL	$156,217	NIL	NIL	NIL	NIL	$156,217
Mary L. Little	NIL	$156,217	NIL	NIL	NIL	NIL	$156,217
Vera Kobalia	NIL	$243,151 (2)	NIL	NIL	NIL	NIL	$243,151

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(1)	In 2017, the independent Directors of the Company requested that they be permitted to receive their cash based annual retainer in Restricted Share Rights. Accordingly, upon approval by the Compensation Committee and the Board, the Company awarded 36,000 Restricted Share Rights to each of the independent Directors on December 13, 2018, calculated by dividing the amount of the cash based annual retainer of C$213,120 by the closing price of the Shares on the TSX on the award date (C$5.92). This award equated to slightly more than the $150,000 (in US dollars) cap set in the Restricted Share Plan due to an inflationary adjustment and currency exchange rate fluctuations which occurred between the US and the Canadian dollar during 2018.
(2)	Ms. Kobalia was elected to the Board on June 15, 2018. In addition to receiving an annual retainer award as an independent Director on December 13, 2018 as described in note (1) above, the Board awarded 20,000 Restricted Share Rights to Ms. Kobalia (as a new member of the Board) on June 27, 2018, at a deemed value of C$5.93 per Restricted Share Right (C$118,600), which was the closing price of the Shares on the TSX on the award date.
(3)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2018, as quoted by the BofC of C$1.00 = US$0.7330.

Historically, the Board has met annually to review the adequacy and form of its Directors’ compensation. In 2015, both the Compensation Committee and the Corporate Governance & Nominating Committee were formed by the Board and those two committees, in conjunction with the full Board, determined to implement changes to each of the Stock Option Plan and Restricted Share Plan in order to conform with current corporate governance best practices. As a result, a restriction has been added to each of the Stock Option Plan and the Restricted Share Plan which caps the combined maximum equity value which may be granted by the Company to each independent Director (i.e. a “Non-Employee Director”) of the Company at $150,000 in any fiscal year, of which not more than $100,000 may be in the form of Stock Options granted under the Stock Option Plan. Furthermore, although grants of Stock Options have traditionally been utilized by the Company since 2009 as equity-based compensation for its Directors, in 2015 it was determined by the Compensation Committee in conjunction with the full Board that, going forward and if applicable, Restricted Share Rights would be awarded to the independent Directors rather than the grant of Stock Options.

The Company has implemented a Stock Ownership Guidelines Policy which aligns the interests of its independent Directors with the Company’s Shareholders by requiring that independent members of the Board own a minimum number of Shares. Each independent Director must hold Shares with a value equal to three times their annual retainer amount. The applicable guideline level of Share ownership is expected to be satisfied by each of the current independent Directors within five years of first becoming subject to the guidelines. Please refer to “Stock Ownership Guidelines Policy” under “CORPORATE GOVERNANCE” in this Circular for additional details concerning the Stock Ownership Guidelines Policy.

Other than as discussed above, the Company has no arrangements, standard or otherwise, pursuant to which independent Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Circular. The Company does, however, reimburse the independent Directors for all reasonable out-of-pocket costs incurred by them in connection with their services to the Company.

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Incentive Plan Awards

►	Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based awards outstanding at the end of the most recently completed financial year (December 31, 2018), including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers.

Director	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Exercise Price (1)	Expiration Date	Value of Unexercised In-the-Money Options (2) (6)	Number of Shares or Units of Shares That Have Not Vested (3)	Market or Payout Value of Share-Based Awards That Have Not Vested (4) (6)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed (4) (5) (6)
David E. De Witt	185,000	C$2.93	Nov 13, 2019	$459,701	71,666	$331,997	$185,302
Andrew T. Swarthout	N/A	N/A	N/A	N/A	71,666	$331,997	$185,302
John P.A. Budreski	125,000	C$2.93	Nov 13, 2019	$310,609	71,666	$331,997	N/A
Mary L. Little	N/A	N/A	N/A	N/A	71,666	$331,997	$185,302
Vera Kobalia	N/A	N/A	N/A	N/A	56,000	$259,423	N/A

(1)	The exercise price per Share of Stock Options is set in Canadian dollars because that is the currency in which the Shares trade on the TSX.
(2)	Calculated using the closing price of the Shares on the TSX on December 31, 2018 of C$6.32 and subtracting the exercise price of the in-the-money Stock Options. These Stock Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.
(3)	This column reflects Restricted Share Rights for which the restricted period had not yet expired as of December 31, 2018 and, as such, these Restricted Share Rights remain unvested.
(4)	The figures in this column are calculated using the closing price of the Shares on the TSX on December 31, 2018 of C$6.32.
(5)	This column reflects the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2018 where the recipient has irrevocably elected to postpone the expiry of the applicable restricted period and thus defer vesting and receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2018, as follows:
Mr. De Witt elected to defer receipt of an aggregate of 40,000 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in December 2018 until a date in April 2019.
Mr. Swarthout elected to defer receipt of an aggregate of 40,000 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in December 2018 until certain dates in December 2019.
Ms. Little elected to defer receipt of an aggregate of 40,000 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in December 2018 until certain dates in December 2019.
(6)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2018 as quoted by the BofC of C$1.00 = US$0.7330.

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►	Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year (December 31, 2018) of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards Value Vested	Share-Based Awards Value Vested	Non-Equity Incentive Plan Compensation Value Earned
David E. De Witt	N/A	N/A	N/A
Andrew T. Swarthout	N/A	$206,030 (1) (3)	N/A
John P.A. Budreski	N/A	$169,386 (2) (3)	N/A
Mary L. Little	N/A	N/A	N/A
Vera Kobalia	N/A	N/A	N/A

(1)	This amount is the deemed aggregate dollar value realized by the Director upon vesting of Restricted Share Rights during 2018, calculated by multiplying the number of underlying Shares (44,334) received by the Director by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$6.34 on April 2, 2018.
(2)	This amount is the deemed aggregate dollar value realized by the Director upon vesting of Restricted Share Rights during 2018, calculated by multiplying the number of underlying Shares (11,334 on December 5, 2018, 15,666 on December 10, 2018 and 13,000 on December 12, 2018) received by the Director by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$5.63 on December 5, 2018, C$5.79 on December 10, 2018 and C$5.89 on December 12, 2018.
(3)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2018 as quoted by the BofC of C$1.00 = US$0.7330.

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Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year (December 31, 2018):

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A) (3)
CATEGORY	A	B	C
Equity compensation plans approved by security holders	9,322,641 (Stock Options) 2,377,436 (RSRs)	C$4.58 (Stock Options) C$5.80 (RSRs)	2,253,993 (Stock Options) 346,619 (RSRs)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	9,322,641 (Stock Options) 2,377,436 (RSRs)	C$4.58 (Stock Options) C$5.80 (RSR’s)	2,253,993 (Stock Options) 346,619 (RSRs)

(1)	Represents, as at December 31, 2018, the number of Shares available for issuance upon exercise of outstanding Stock Options under the Company's Stock Option Plan (which includes 2,250 Shares which are available for issuance on exercise of Stock Options which the Company assumed when it acquired 100% of Gold Royalties Corporation in April 2015 plus 1,197,784 Shares which are available for issuance on exercise of Stock Options which the Company assumed when it acquired 100% of Mariana Resources Limited in July 2017) and the number of Shares subject to issuance upon vesting of outstanding Restricted Share Rights.
(2)	Represents the weighted-average exercise price in the case of outstanding Stock Options and the weighted-average grant date fair value in the case of outstanding Restricted Share Rights.
(3)	Represents, as at December 31, 2018, the number of Shares remaining available for future issuance under Stock Options available for grant under the Company's Stock Option Plan and the number of Shares remaining available for future issuance under Restricted Share Rights which may be awarded under the Company's Restricted Share Plan. Please refer to "Stock Option Plan" and "Restricted Share Plan" below for further details concerning the Company's Stock Option Plan and its Restricted Share Plan.

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Stock Option Plan

Overview

The Company last received Shareholder approval to the Stock Option Plan at the Company’s Shareholder meeting held in 2016, following which the TSX granted their final approval to the Stock Option Plan. No amendments have been made to the Stock Option Plan since the 2016 Shareholder meeting. TSX policies require that unallocated Stock Options under the Stock Option Plan be approved by the Shareholders every three years. Accordingly, the Shareholders are being asked to approve unallocated Stock Options under the Stock Option Plan at the Meeting. Please see “Particulars of Matters to be Acted Upon – Approval of Unallocated Stock Options under Stock Option Plan” in this Circular for additional details.

Purpose and Stock Option Plan Limits

The purpose of the Stock Option Plan is to allow the Company to grant Stock Options to eligible persons (i.e. Directors, senior officers, Employees, Management Company Employees and Consultants, each as defined in the Stock Option Plan), as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such Stock Options is intended to align the interests of such persons with that of the Shareholders. Stock Options are exercisable over periods of up to five years as determined by the Board and are required to have an exercise price of not less than the closing market price of the Shares on the TSX on the day that the Stock Options are granted.

The maximum number of Shares which may be issuable under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements is set at 8.5% of the issued and outstanding Shares on the grant date (on a non-diluted basis).

The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one eligible person under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the grant date (on a non-diluted basis); (b) which may be issuable to Insiders under the existing Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5% of the Shares issued and outstanding on the grant date (on a non-diluted basis); and (c) which may be issued to Insiders under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 8.5% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

The Stock Option Plan contains formal vesting requirements, which require vesting over a three-year period from the grant date with the first one-third vesting on the first anniversary of the date of grant.

Pursuant to section 6.11 of the Stock Option Plan, Stock Options granted under the Stock Option Plan continue to be not transferable or assignable (except to permitted assigns as defined therein). Vested Stock Options will cease to be exercisable upon the earlier of the expiry date of such Stock Options and: (i) 90 days following the termination date of an optionee’s employment or retirement; and (ii) 365 days following the date of death or disability (as defined therein) of an optionee. If an optionee is terminated for cause, any outstanding Stock Options held by such optionee on the date of such termination, whether vested or not, will be cancelled as of that date.

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Subject to certain limitations, the Board may, at any time and from time to time, and without Shareholder approval, amend any provisions of the Stock Option Plan, or any Stock Options granted thereunder, or terminate the Stock Option Plan, subject to any applicable regulatory or TSX requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:

i	to sections relating to the mechanics of exercise of Stock Options;

ii	deemed by the Board to be necessary or advisable because of any change in applicable securities or other laws;

iii	to the definitions set out in the Stock Option Plan;

iv	to the change of control provisions - for greater certainty, any change made to the change of control provisions shall not allow optionees to be treated any more favourably than other holders of Shares with respect to the consideration that the optionees would be entitled to receive for their Shares upon a change of control;

v	relating to the administration of the Stock Option Plan;

vi	to the vesting provisions of any outstanding Stock Options as contemplated by the Stock Option Plan; and

vii	fundamental or otherwise, not requiring Shareholder approval under applicable laws or the rules of the TSX, including amendments of a "clerical" or “housekeeping" nature and amendments to ensure that the Stock Options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an optionee may from time to time be resident or a citizen.

Notwithstanding the provisions above, the Board is not permitted to make amendments:

i	in order to increase the maximum number of Shares which may be issued under the Stock Option Plan or in order to increase the insider participation limits;

ii	which reduce the exercise price of any Stock Option after the Stock Options have been granted or any cancellation or termination of a Stock Option prior to its expiry for the purpose of re-issuing Stock Options to the same optionee with a reduced exercise price (except pursuant to the adjustment provisions contained within the Stock Option Plan);

iii	which increase the Non-Employee Director Participation Limits;

iv	which extend the expiry date of any Stock Option beyond the original expiry date, except in the case of an extension due to a Blackout Period (as defined in the Stock Option Plan);

v	which would permit a Stock Option granted under the Stock Option Plan to be transferable or assignable by any optionee other than as currently permitted under the Stock Option Plan; or

vi	to increase the ability of the Board to amend the Stock Option Plan without Shareholder approval;

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in each case without first having obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares and, in the case of an amendment to increase the insider participation limits, approval of a majority of the holders of the Shares voting at a duly called and held meeting of the holders of Shares excluding Shares voted by insiders who are eligible persons under the Stock Option Plan.

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The Stock Option Plan permits the expiry date of Stock Options granted thereunder to be the tenth trading day following the end of a self-imposed Blackout Period on trading securities of the Company in the event that such Stock Options would otherwise expire during or within five trading days of such Blackout Period.

No extension of the term of any Stock Option or acceleration of the vesting terms of any Stock Option were approved by the Board during the year ended December 31, 2018 or as of the date of this Circular. Furthermore, the Board has never re-priced any of the Stock Options which it has granted under the Stock Option Plan.

As at December 31, 2018, the Company had an aggregate of 9,322,641 Stock Options outstanding (which includes Stock Options which the Company assumed when it acquired Gold Royalties Corporation in April 2015 and Stock Options which the Company assumed when it acquired Mariana Resources Limited in July 2017), which 9,322,641 Stock Options represented approximately 5.2% of the Company’s issued and outstanding Shares, leaving 2,253,993 Shares available for the future grant of Stock Options as at that date (which represented 1.2% of the Company’s issued and outstanding Shares, on a non-diluted basis).

As at the date of this Circular, the Company has 179,305,982 issued and outstanding Shares, meaning that the number of Stock Options currently available for grant under the Stock Option Plan, together with any Restricted Share Rights granted under the Company’s Restricted Share Plan (see below in this Circular under “Restricted Share Plan”) would be 8.5% of that number (on a rolling basis) or 15,241,008 Shares. The Company has set aside a maximum of 3,800,000 Shares for Restricted Share Rights under its Restricted Share Plan (of which 3,485,047 Restricted Share Rights have been awarded to date, 1,129,946 Shares have been issued on vesting and 30,000 were cancelled).

The Company has an aggregate of 7,749,610 Stock Options currently outstanding (which includes Stock Options which the Company assumed when it acquired Gold Royalties Corporation in April 2015 and Stock Options which the Company assumed when it acquired Mariana Resources Limited in July 2017), which 7,749,610 Stock Options represent approximately 4.3% of the Company’s current issued and outstanding Shares, on a non-diluted basis, leaving 3,691,398 Shares currently available for the future grant of Stock Options (representing 2.1% of the Company’s current issued and outstanding Shares, on a non-diluted basis). It is important to note that the Board has approved certain amendments to the Restricted Share Plan which are subject to the approval of the Shareholders at this Meeting and final approval by the TSX. If the proposed amendment to increase the maximum number of Shares set aside for Restricted Share Rights under the Restricted Share Plan from 3,800,000 Shares to 4,500,000 Shares is approved by the Shareholders at the Meeting, then the number of Shares available for the future grant of Stock Options under the Stock Option Plan will be reduced by 700,000 Shares, resulting in 2,991,398 Shares being available for the future grant of Stock Options (representing 1.7% of the Company’s current issued and outstanding Shares, on a non-diluted basis). Of course, this change will not take effect in the event that the Shareholders do not approve the proposed amendments to the Restricted Share Plan at the Meeting. Please see “Particulars of Matters to be Acted Upon – Approval of Amendments to Restricted Share Plan” in this Circular for additional details.

The following table sets out the burn rate of the Stock Option Plan for the three most recently completed financial years:

Year	Stock Options Granted	Weighted Average Securities (i.e. Shares) Outstanding	Burn Rate
2018	3,130,000	183,381,187	1.7%
2017	795,000	167,265,059	0.5%
2016	1,336,000	144,159,678	0.9%

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A copy of the Stock Option Plan as approved by the Shareholders in 2016 is available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

Restricted Share Plan

Overview

The Company last received Shareholder approval to the Restricted Share Plan at the Company’s Shareholder meeting held in 2016, following which the TSX granted their final approval to the Restricted Share Plan. The Board has recently made certain important amendments to the Restricted Share Plan which are subject to the approval of the Shareholders at this Meeting and final approval by the TSX. Please see “Particulars of Matters to be Acted Upon – Approval of Amendments to Restricted Share Plan” in this Circular for additional details.

Purpose and Restricted Share Plan Limits

The Restricted Share Plan provides that Restricted Share Rights may be granted by the Board or a committee thereof which administers the Restricted Share Plan to employees, officers, Directors, management company employees and consultants of the Company as a discretionary payment in consideration of past services to the Company. The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one eligible person (“Participant”) under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the grant date (on a non-diluted basis); (b) which may be issuable to Insiders under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5% of the Shares issued and outstanding on the grant date (on a non-diluted basis); and (c) which may be issued to Insiders under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 8.5% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

Each Restricted Share Right entitles the holder thereof to receive one fully paid Share without payment of additional consideration on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Board (“Restricted Period”); and (ii) a date determined by an eligible Participant that is after the Restricted Period and before a Participant’s retirement date or termination date (a “Deferred Payment Date”). Restricted Share Rights under the Restricted Share Plan will vest over a three-year period from the date of grant (i.e. one-third per year, beginning on the first anniversary of the grant date, unless deferred in accordance with the deferral provisions).

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Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite Shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to: (a) materially increase the benefits under the Restricted Share Plan; (b) increase the maximum number of Shares issuable under the Restricted Share Plan; and (c) make any amendment which increases the Non-Employee Director Participation Limited under the Restricted Share Plan; (d) materially modify the requirements as to eligibility for participation in the Restricted Share Plan; or (e) make any amendment to the amendment provisions in the Restricted Share Plan so as to increase the ability of the Board to amend it without shareholder approval. All other amendments to the Restricted Share Plan may be made by the Board without obtaining Shareholder approval. Except as otherwise may be expressly provided for under the Restricted Share Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable. Canadian Participants seeking, for tax reasons, to set a Deferred Payment Date (as defined in the Restricted Share Plan) must give the Company written notice prior to the expiration of the Restricted Period in order to effect such a change. Participants electing to change a Deferred Payment Date must give the Company written notice 30 days prior to the Deferred Payment Date. In the event of a Participant’s retirement or termination during a Restricted Period, any Restricted Share Rights held by the Participant will automatically immediately terminate, unless otherwise determined by the Board. In the event of the retirement or termination of a Participant after a Restricted Period and, if applicable, prior to any Deferred Payment Date, the Company will forthwith issue the Restricted Shares (as defined in the Restricted Share Plan) in accordance with the Restricted Share Rights held by the Participant and any dividends declared but unpaid to the Participant. In the event of death or total disability of a Participant, the Company will forthwith issue the Restricted Shares in accordance with the Restricted Share Rights held by the Participant.

If a Participant holds Restricted Share Rights that are subject to a Restricted Period, the Board will have the discretion to pay a Participant cash equal to any cash dividends declared on the Shares at the time such dividends are ordinarily paid to holders of Shares. The Company will pay such cash dividends, if any, to those Participants that hold Restricted Share Rights that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

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The maximum number of Shares which may be made subject to (a) Restricted Share Rights under the Restricted Share Plan, and (b) Stock Options under the Company’s current form of Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may currently not exceed 8.5% (on a rolling basis) of the Company’s issued and outstanding Shares from time to time (on a non-diluted basis).

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The aggregate maximum number of Shares which may be reserved for issuance from treasury pursuant to the Restricted Share Plan is 3,800,000, representing approximately 2.1% of the Company’s issued and outstanding Shares as at December 31, 2018 and 2.1% of the Company’s current issued and outstanding Shares as at the date of this Circular.

As at December 31, 2018, Restricted Share Rights were outstanding under the Restricted Share Plan entitling holders to acquire an aggregate of 2,377,436 Shares (which represented approximately 1.3% of the issued and outstanding Shares), leaving 346,619 Restricted Share Rights available for the future award of Restricted Share Rights as at that date (which represented 0.2% of the Company’s issued and outstanding, on a non-diluted basis).

To the date of this Circular, an aggregate of 3,485,047 Restricted Share Rights have been awarded by the Company pursuant to which 1,129,946 Shares have been issued to date upon vesting of Restricted Share Rights at the end of applicable Restricted Periods and 31,666 Restricted Share Rights terminated without having vested (making them available for re-grant under the Restricted Share Plan), leaving a balance outstanding under the Restricted Share Plan of 2,323,435 Restricted Share Rights (representing approximately 1.3% of the Company’s current issued and outstanding Shares). This means that the Company has Restricted Share Rights currently outstanding entitling holders to acquire an aggregate of 2,323,435 Shares (representing approximately 1.3% of the Company’s current issued and outstanding Shares, on a non-diluted basis, leaving 346,619 Restricted Share Rights currently available for future award under the Restricted Share Plan (representing approximately 0.2% of the current issued and outstanding Shares, on a non-diluted basis).

If the Board’s proposed amendments to the Restricted Share Plan are approved by the Shareholders at the Meeting, then the maximum number of Shares which may be reserved for issuance from treasury pursuant to the Restricted Share Plan becomes 4,500,000 Shares, minus the 3,485,047 Restricted Shares Rights awarded to date plus the 31,666 Restricted Share Rights which have terminated plus the 1,129,946 Shares which have been issued on vesting of Restricted Share Rights to date, leaving 2,176,565 Restricted Share Rights then available for grant under the Restricted Share Plan. Of course, these changes will not take effect if the Shareholders do not approve the proposed amendments to the Restricted Share Plan at the Meeting.

The following table sets out the burn rate of the Restricted Share Plan for the three most recently completed financial years:

Year	Restricted Share Rights Granted	Weighted Average Securities (i.e. Shares) Outstanding	Burn Rate
2018	706,800	183,381,187	0.4%
2017	597,200	167,265,059	0.4%
2016	628,000	144,159,678	0.4%

A copy of Restricted Share Plan as approved by the Shareholders in 2016 is available under the Company’s profile on SEDAR at www.sedar.com and on the SEC website at www.sec.gov.

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Other Information

Indebtedness of Directors, Executive Officers and Others

None of the Company’s Directors, Nominees for Director, executive officers or employees, or former Directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the year ended December 31, 2018, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of any of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as set forth in this Circular and except for the fact that certain Directors and officers are Shareholders, no informed person (as defined in NI 51-102) of the Company or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than the election of Directors or the appointment of auditors, no (a) person who has been a Director or executive officer of the Company at any time since the beginning of the Company's last financial year, (b) proposed Nominee for election as a Director of the Company; or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except that the Directors and executive officers of the Company may have an interest in (i) the resolution regarding the approval of unallocated Stock Options under the Company’s Stock Option Plan; and (ii) the resolution regarding the approval to amendments to the Company’s Restricted Share Plan and to the unallocated Restricted Share Rights under the Company’s Restricted Share Plan, as such persons are eligible to participate in such plans.

Management Contracts

No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the Directors or executive officers of the Company or its subsidiaries.

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Corporate Governance

Corporate Governance Overview

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing Directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and Shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance Shareholder value. The Board fulfills its responsibilities directly and through the Audit Committee at regularly scheduled meetings or as required. The Board meets at least once every quarter to review the Company’s business operations, corporate governance matters, financial results and other items. The frequency of meetings may be increased, and the nature of the agenda items may be changed, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The Directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

As a foreign private issuer, the Company is not required to meet all the corporate governance listing standards of the NYSE American. However, the Company’s practices meet most of the NYSE American corporate governance listing standards. You can find details about how our practices differ from the NYSE American standards on our website at www.sandstormgold.com and in our most recent Form 40-F and filings on www.sec.gov.

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A copy of the current Articles of the Company, as updated and approved by the Shareholders in 2016, is available under the Company’s profile on SEDAR at www.sedar.com (filing date April 21, 2017) and on the SEC website at www.sec.gov.

Board of Directors

Role of the Board

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company and to act with a view towards the best interests of the Company. The Board is responsible for the oversight and review of the development of, among other things, the following matters:

ì	the strategic planning process of the Company;

ì	an annual strategic plan for the Company which takes into consideration, among other things, the risks and opportunities of the Company’s business;

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ì	identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

ì	annual capital and operating budgets which support the Company’s ability to meet its strategic objectives;

ì	material acquisitions and divestitures;

ì	succession planning, including appointing, training and monitoring the development of senior management;

ì	a communications policy for the Company to facilitate communications with investors and other interested parties;

ì	a reporting system which accurately measures the Company’s performance against its business plan; and

ì	the integrity of the Company’s internal control and management information systems.

The operations of the Company do not support a large Board and the Board has determined that the current constitution of the Board is appropriate for the Company's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent Directors are able to meet at any time without any members of management, including the non-independent Directors, being present. Further supervision is performed through the Audit Committee, Compensation Committee and the Corporate Governance & Nominating Committee.

Independence of the Board

The Board has considered the relationships of each of the Directors to the Company and determined that five of the seven members of the current Board, all of whom are Nominees, qualify as independent Directors. The Board reviews independence in light of the requirements of the Governance Guidelines, the Governance Disclosure Rule and the NYSE American rules. None of the independent Directors has a material relationship with the Company which could impact their ability to make independent decisions.

David E. De Witt, Andrew T. Swarthout, John P.A. Budreski, Mary L. Little and Vera Kobalia are independent. Nolan Watson is not independent as he is the President and CEO of the Company. David Awram is not independent as he is the Senior Executive Vice-President of the Company. Kindly refer to the below independence chart:

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Independence Chart

Director/Nominee	Independent	Reason, if not Independent
Nolan Watson	✘	President and CEO
David Awram	✘	Senior Executive Vice-President
David E. De Witt	✓
Andrew T. Swarthout	✓
John P.A. Budreski	✓
Mary L. Little	✓
Vera Kobalia	✓

During the year ended December 31, 2018, the independent Directors held a formal in camera session four times, during which sessions non-independent Directors/members of management were excused. The Board may excuse members of management and conflicted Directors from all or a portion of any meeting where a conflict or potential conflict of interest arises or where otherwise deemed appropriate.

Position Descriptions

The Board has developed a written Role Statement for Non-Executive Chairman of the Board of Directors and a Role Statement for Chief Executive Officer. The Board has not developed a position description for the Chairman of each of the Audit Committee, the Corporate Governance & Nominating Committee or the Compensation Committee. However, the Board has developed a Terms of Reference for the Corporate Governance & Nominating Committee and a Terms of Reference for the Compensation Committee. The Audit Committee has a Charter. The Chair of each committee is responsible for ensuring that his/her committee fulfills its responsibilities and duties under its respective Charter/Terms of Reference, as the case may be. Each of these terms of reference and the Audit Committee Charter may be accessed on the Company’s website at www.sandstormgold.com.

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Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in each Director profile provided under "PARTICULARS OF MATTERS TO BE ACTED UPON - Election of Directors" in this Circular. The Corporate Governance & Nominating Committee has reviewed and assessed the number of outside directorships and executive positions held by the Company’s Directors and has considered whether each Director in question will be reasonably able to meet his/her duties in light of the responsibilities associated with fulfilling his/her duties as a Director of the Company as well as whether conflicts of interest will arise on as a result of any outside directorships or outside executive positions. Having regard to their qualifications, attendance record and valuable contribution as members of the Company’s Board/committees, the Corporate Governance & Nominating Committee has determined that none of the proposed Nominees for Director are over boarded as a result of their outside directorships. In particular, they have determined that Mr. Budreski’s outside directorships and executive officer positions have not in the past, nor are they expected in the future, to interfere with or impede his ability to discharge his duties and responsibilities as a Director of the Company.

Separation of Chairman and CEO Roles and Related Position Descriptions

The Board appointed Mr. De Witt, an independent member of the Board, as the Lead Independent Director of the Company in January of 2013 when Mr. Watson was appointed as Chairman of the Board. In accordance with the Company’s commitment to corporate governance best practices, effective March 30, 2016, the Board separated the roles of Chairman and CEO and removed Mr. De Witt as Lead Independent Director and appointed him as Non-Executive Chairman of the Board. Mr. Watson retains the roles of President and CEO.

►	Role of the CEO

The CEO has overall responsibility for providing leadership and vision to develop business plans that meet the Company’s corporate objectives and day-to-day management of the operations of the Company. The CEO is tasked with ensuring that the Company is effectively carrying out the strategic plan approved by the Board, developing and monitoring key business risks and ensuring that the Company has appropriate policies and procedures in place to ensure the accuracy, completeness, integrity and appropriate disclosure of the financial statements and other financial information of the Company and, together with the CFO, he is responsible for establishing and maintaining appropriate internal controls over financial reporting, disclosure controls and procedures and, as required, processes for the certification of public disclosure documents. The CEO is the Company’s principal spokesperson to the media, investors and the public.

►	Role of the Non-Executive Chairman of the Board

Mr. De Witt’s primary roles are to chair all meetings of the Board and Shareholders and to manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. These responsibilities include setting the meeting agendas, ensuring that the Board works together as a cohesive team with open communication and assisting the Board, the committees of the Board, individual Directors and the Company’s senior officers in understanding and discharging their obligations under the Company’s system of corporate governance.

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Orientation and Continuing Education

As the Company has only had two Directors appointed to the Board since 2010 (both of whom are women) who were new to the Company, the Company does not have formal orientation and training programs in place for its new Directors and, instead, has adopted a tailored approach depending on the particular needs and focus of the Director being appointed. New Board members are provided with:

1	information respecting the functioning of the Board, committees and copies of the Company's corporate governance policies;

2	documents from recent Board meetings;

3	access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;

4	access to management and technical experts and consultants; and

5	a summary of significant corporate and securities responsibilities.

In addition, the Company has a program where Directors and management are provided with, review and discuss, developments in corporate governance, accounting practices, financing and the resource industry in general.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company's records.

Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone is permissible. Directors are also expected to prepare thoroughly in advance of each meeting, and to stay for the entire meeting, in order to actively participate in the Board’s deliberations and decisions. If there are unforeseen circumstances and a Director is unable to attend a meeting, he is expected to contact the Chairman, the CEO or the Corporate Secretary of the Company as soon as possible after the meeting for a briefing on the substantive elements of the meeting.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

Nomination of Directors

The Company does not have a stand-alone nomination committee. The Corporate Governance & Nominating Committee has responsibility for leading the process for identifying and recruiting potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mining industry are consulted for possible candidates.

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The Corporate Governance & Nominating Committee has developed a skills matrix comprised of the skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by the Company’s existing Directors. The skills and competencies are as follows: experience with respect to the mining and global resource industry, mergers and acquisitions, accounting and finance, risk management, legal matters, human resources and compensation matters, corporate governance, international experience, public policy and government relations, political risk assessment, public company boards and public company management. Set out below are the skills identified for each Director.

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Skills Matrix

Skills	Nolan Watson	David Awram	David E. De Witt	John P.A. Budreski	Andrew T. Swarthout	Mary L. Little	Vera Kobalia
Mining Industry/Mining & Exploration/Global Resource Industry	✓	✓	✓	✓	✓	✓	✘
Mergers & Acquisitions	✓	✓	✓	✓	✓	✓	✘
Finance & Capital Markets	✓	✓	✓	✓	✓	✓	✘
Accounting	✓	✓	✓	✓	✓	✓	✘
Legal	✓	✘	✓	✘	✘	✘	✘
Risk Management	✓	✓	✓	✓	✓	✓	✓
Human Resources & Compensation	✓	✓	✓	✓	✓	✓	✓
Corporate Governance	✓	✓	✓	✓	✓	✓	✘
Public Company Boards	✓	✓	✓	✓	✓	✓	✓
Public Company Management	✓	✓	✓	✓	✓	✓	✘
Public Policy and Government Relations	✓	✓	✓	✘	✓	✓	✓
International Experience	✓	✓	✓	✓	✓	✓	✓
Political Risk Assessment	✓	✓	✘	✘	✓	✘	✓

The Board has adopted a policy regarding majority voting for the election of Directors. This policy is described under “PARTICULARS OF MATTERS TO BE ACTED UPON - Election of Directors” in this Circular and is available on the Company’s website at www.sandstormgold.com.

Compensation of Directors and Officers

Please refer to the comprehensive discussion contained within the “EXECUTIVE COMPENSATION — Compensation Discussion and Analysis” section of this Circular for information regarding compensation of the Company’s NEOs. Please also refer to the Summary Compensation Table located within the “EXECUTIVE COMPENSATION” section of this Circular for specific details.

As previously discussed in this Circular, the Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert. For specific details regarding compensation of the Company’s Directors, please refer to the “EXECUTIVE COMPENSATION — Director Compensation” section of this Circular.

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Assessments

In early 2017, the Chairperson of the Corporate Governance & Nominating Committee, in conjunction with management and the Company’s Corporate Secretary, reviewed and considered updates published in November 2016 by ISS (as hereinafter defined in this Circular) to its Governance QualityScore program (formerly known as QuickScore) for the 2017 proxy season. As a result of this review, the Company developed and implemented a Board Self-Assessment Questionnaire (“Board Questionnaire”) for 2017 which was sent to the Board members for completion and return, following which the Chairperson of the Corporate Governance & Nominating Committee reported the results to the full Board at a meeting held in February 2017. It was established that the Board Questionnaire would be reviewed and updated by the Corporate Governance & Nominating Committee and circulated to the Board for completion and return on an annual basis. Accordingly, the Board Questionnaire was sent to the Board members again in 2018 and in 2019, following which the Chairperson of the Corporate Governance & Nominating Committee reported the results to the full Board at meetings held in February 2018 and February 2019. The Board Questionnaire explored the views of the Board members in the following key areas:

Key Area	Specific Items Assessed by the Board

Board Composition	Size, proportion of independent Directors, Board talent inventory, Director selection and succession plan
Board Committees	Number of committees, effectiveness of committees, scope of activities, communication with the Board
Board Leadership Structure and Dynamics	Participation, discussion, tone at the top, use of available skills, teamwork and disagreements
Board Information and Communication	Pre-meeting information, in-meeting information, information between meetings, timeliness of Board materials, operating history and financial information, compliance information, control process information, regulatory developments, industry information, goals, objectives, strategies, long-term plans and minutes of meetings
Access to Officers, Counsel and Auditors	Accessibility of officers, communication, access to counsel and access to auditors
Meeting Process	Frequency of meetings, length of meetings, meeting locations, agenda items, conduct of meetings, allocation of Board meeting time, focus on risk issues, focus on corporate strategy, appropriateness of questions, informal discussion and executive sessions of independent Directors
Board Responsibilities and Accountability	Independent perspective, time commitment of Directors, monitoring of performance, conflicts of interest, Board role and oversight

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Key Area	Specific Items Assessed by the Board

Director Compensation	Compensation levels and compensation process

Prior to 2017, the Board conducted informal annual assessments of its effectiveness, along with the effectiveness of the individual Directors and its three committees. To assist in its review, the Board conducted informal surveys of its Directors and received informal reports from the Company’s three committees respecting their own effectiveness. As part of these past and current assessments, the Board and/or the three committees, as applicable, reviewed their respective charters/terms of reference and, where necessary, conducted reviews of applicable corporate policies.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to Shareholders. The Board has adopted a Code of Business Conduct and Ethics (the “Code”) and has instructed its management and employees to abide by the Code. The Board intends that it will review compliance with the Code on an annual basis until the Company has grown to a size which warrants more frequent monitoring. The Code was last updated by the Board on June 20, 2012. A copy of the Code is posted on SEDAR at www.sedar.com and was also filed with the SEC as an exhibit to our most recent Form 40-F and is available at www.sec.gov. The Code may also be accessed on the Company’s website at www.sandstormgold.com.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to Directors, officers and employees to assist them in recognizing and dealing with ethical issues, promoting a culture of open communication, honesty and accountability; promoting a safe work environment; and ensuring awareness of disciplinary action for violations of ethical business conduct. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.

It is a requirement of applicable corporate law that Directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of Directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to Directors and senior officers of the Company.

To date, the Company has not been required to file a material change report relating to a departure from the Code by any of its Directors or executive officers.

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Social and Environmental Commitment

The properties over which the Company holds streams, royalties and other interests are owned and operated by independent mining companies and the Company does not exercise control or influence over the activities of the property owners/operators. However, the Company is committed to focusing on financing responsible development of mineral projects and the sustainable extraction of metals through its financial investments, including with respect to environmental factors, social considerations and governance issues (collectively “ESG”). The Company is committed to furthering sustainable development in the mining and metals industry through its investments and seeks to address ESG risks through the Company’s due diligence process that guides its investment decisions. The Company endeavours to invest in projects with relatively low ESG risk. Where applicable, the Company reviews the corporate and social responsibility reports that are published by its stream and royalty partners and endorses the ICMM Principals, the IFC Environmental, Health and Safety Guidelines for Mining and the e3Plus Framework for Responsible Exploration.

The Company’s direct environmental impact and carbon footprint is small. The Company operates in an office environment with a small workforce of full-time employees. The Company’s head office is situated in a LEED Gold certified building in Vancouver, British Columbia, Canada.

Further details on these matters can be found on the Company’s website at www.sandstormgold.com.

Risk Management

One of the important functions of the Board is overseeing the risk management strategy put in place by management. The Board must ensure that management has properly identified the principal risks to the Company’s business and is managing them prudently. The Board considers that the most significant risks facing the Company’s business vary from time to time depending on the prevailing economic climate and the specific nature of the Company’s activities at the relevant time. The Board reviews and considers general as well as particular risks faced by the Company. The Board closely monitors the potential vulnerability of the Company’s operations and financial condition in light of risks that arise in relation to the Company’s business. In addition, the Audit Committee specifically monitors financial risks and the Compensation Committee monitors compensation risks. Please refer to the section in this Circular entitled “EXECUTIVE COMPENSATION, Compensation Discussion and Analysis - Compensation Risk Assessment and Governance” for a discussion regarding compensation risk.

The key factors which drive the Company’s risk profile are set out in the Company’s Annual Information Form for the year ended December 31, 2018, which is available under the Company’s profile on SEDAR at www.sedar.com. Changes in these factors can increase or decrease the Company’s risk profile.

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Directors’ and Officers’ Indemnification

Subject to the provisions of the Business Corporations Act (British Columbia) (“BCBCA”), the Company’s Articles provide that the Company will indemnify a current or former Director or officer, or another individual who acts or acted at the Company’s request as a Director or officer (or equivalent) of another entity against all eligible penalties to which such person is or may be liable, and the Company must indemnify, and pay expenses of the final disposition of an eligible proceeding in accordance with, and to the fullest extent permitted by, the BCBCA. The Company has also entered into indemnification agreements with Directors and certain officers of the Company in respect of the foregoing. If the Company becomes liable under the terms of such indemnification agreements and/or the Company’s Articles, the Company’s insurance coverage will extend to the Company’s liability; however, each claim will be subject to a deductible of C$1 million. No claims were made or became payable in 2018.

Key Policy Descriptions

Whistleblower Policy

The Company has adopted a Whistleblower Policy (“Whistleblower Policy”) which permits its employees who feel that a violation of the Code has occurred, or who have concerns regarding accounting, audit, internal controls, financial reporting or ethical matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting may be made by e-mail, in writing or by telephone to the Company’s 24-hour whistleblower hotline. Once received, complaints are provided to the Audit Committee for investigation and, if necessary, appropriate corrective action. The Whistleblower Policy is available on the Company’s website at www.sandstormgold.com.

Stock Ownership Guidelines Policy

The Company has adopted a Stock Ownership Guidelines Policy (the “Stock Ownership Guidelines Policy”). The Board believes that it is in the best interest of the Company and its Shareholders to align the financial interests of the Company’s executives and non-employee members of the Board with those of the Company’s Shareholders. The Ownership Guidelines are applicable to the Company’s CEO, CFO, the Company’s Senior Executive Vice-President (“SEVP”), the Company’s Senior Vice-President of Corporate Development (“SVP-CD”) and the Company’s Executive Vice-President, Project Evaluation (“EVP-PE”) (the CFO, SEVP, SVP-CD and EVP-PE being collectively referred to in the Ownership Guideline as the “Executive Officers”) and any member of the Board who is not employed by the Company (collectively, the “Guidelines Participants”). The Stock Ownership Guidelines Policy requires that the CEO, the Executive Officers and the Non-Employee Directors of the Company own Shares which have a fair market value equal to the following multiples of the Guidelines Participant’s base salary (or, in the case of a Non-Employee Director, the cash annual retainer paid to the Non-Employee Director by the Company):

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Employee Group	Share Ownership Requirement
CEO	5 x annual base salary
Executive Officers (i.e. CFO, SEVP, SVP-CD & EVP-PE)	3 x annual base salary
Non-Employee Directors	3 x annual retainer

In calculating Share ownership, Guidelines Participants may include any Restricted Share Rights held by them, but Stock Options may not be included. While a Guidelines Participant is not in compliance with his/her ownership requirement, the Guidelines Participant must retain an amount equal to 50% of his/her net Shares (“Net Shares”) received as a result of the exercise of Stock Options or the vesting of any Restricted Share Rights granted to the Guidelines Participant by the Company. “Net Shares” are those Shares which remain after Shares are sold to pay any applicable exercise price for stock options and to satisfy any tax obligations arising in connection with the exercise of Stock Options or the vesting of Restricted Share Rights, as the case may be. The applicable guideline level of Share ownership is expected to be satisfied by each of the current Guidelines Participants, except Vera Kobalia, within five years after first becoming subject to the Ownership Guidelines (i.e. by March 30, 2021). Ms. Kobalia was elected to the Board at the 2018 Shareholder Meeting and will be expected comply with the Ownership Guidelines by June 15, 2023. Once the CEO’s, Executive Officer’s, or Non-Employee Director’s level of Share ownership satisfies the applicable guideline, ownership of that guideline level is expected to be maintained for as long as the Guidelines Participant is subject to the Ownership Guidelines. Since the Ownership Guidelines were first implemented by the Company in March 2016, the Company performed its first analysis of whether each Guidelines Participant meets the applicable Share ownership guidelines in January of 2017, and then again in January of 2018. The Company performed its third analysis in January of 2019 and these results are reported below, as well as the current status of each Guidelines Participant’s holdings under the Ownership Guidelines. Kindly refer to the full text of the Ownership Guidelines for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.

Current Stock Ownership Compliance Summary

Name of Executive/Independent Director	2018 Equity Ownership Requirement	Value of 2018 Equity Ownership at Jan 1, 2019 (6)	2019 Equity Ownership Requirement (5)	Value of 2019 Equity Ownership at Apr 18, 2019 (7)	Ownership Requirement Already Met	Ownership Requirement to be Met by Dec 31, 2021
Nolan Watson	5 times (C$2,000,000) (1)	C$8,304,130	5 times (C$2,060,000) (2)	C$10,248,900	✓	✘
David Awram	3 times (C$1,050,000) (1)	C$5,555,508	3 times (C$1,081,500) (2)	C$6,856,571	✓	✘
Erfan Kazemi	3 times (C$900,000) (1)	C$1,387,652	3 times (C$930,000) (2)	C$1,712,631	✓	✘
Tom Bruington	3 times (C$1,545,000) (1)	C$1,766,946	3 times (C$1,590,000) (2)	C$2,100,232	✓	✘
David E. De Witt	3 times (C$561,000) (3)	C$5,830,956	3 times (C$639,360) (4)	C$7,196,526	✓	✘

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Name of Executive/Independent Director	2018 Equity Ownership Requirement	Value of 2018 Equity Ownership at Jan 1, 2019 (6)	2019 Equity Ownership Requirement (5)	Value of 2019 Equity Ownership at Apr 18, 2019 (7)	Ownership Requirement Already Met	Ownership Requirement to be Met by Dec 31, 2021
Andrew T. Swarthout	3 times (C$561,000) (3)	C$723,582	3 times (C$639,360) (4)	C$893,040	✓	✘
John P.A. Budreski	3 times (C$561,000) (3)	C$925,236	3 times (C$639,360) (4)	C$1,141,920	✓	✘
Mary L. Little	3 times (C$561,000) (3)	C$2,319,780	3 times (C$639,360) (4)	C$2,863,057	✓	✘
Vera Kobalia	N/A	C$332,136	3 times (C$639,360) (4)	C$409,920	✘	NOTE: Ownership Requirement to be met by June 15, 2023

(1)	Based on the value of the 2018 base salaries which were set as follows: C$400,000 for Mr. Watson; C$350,000 for Mr. Awram; C$300,000 for Mr. Kazemi; and C$515,000 for Mr. Bruington.
(2)	Based on the value of the 2019 base salaries which were set as follows: C$412,000 for Mr. Watson; C$360,500 for Mr. Awram; C$310,000 for Mr. Kazemi; and C$530,000 for Mr. Bruington.
(3)	Based on the value of the 2018 annual cash retainer (C$187,000) awarded to each independent Director in December 2017.
(4)	Based on the value of the 2019 annual cash retainer (C$213,120) awarded to each independent Director in December 2018.
(5)	The Ownership Guidelines provide that, in the event of an increase in a Participant's base salary or annual retainer, he or she will have five (5) years from the time of the increase to acquire any additional Shares required to meet the Ownership Guidelines.
(6)	Based on the average closing price of the Shares on the TSX for the period December 1, 2018 - December 31, 2018 of C$5.931.
(7)	Based on the closing price of the Shares on the TSX on April 18, 2019 of C$7.32.

Clawback Policy

The Company has adopted a Clawback Policy (“Clawback Policy”) which applies in the event of a material restatement (“Restatement”) of the Company’s financial results as a result of material non-compliance with financial reporting requirements. The recoverable amount under the Clawback Policy is “the amount of Incentive-Based Compensation received by the Executive Officer or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement”. The Clawback Policy applies to any Incentive-Based Compensation (including cash and equity such as Stock Options and Restricted Share Rights, which is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure”) paid to an Executive Officer (as defined in the Clawback Policy, which includes the CEO) during any of the three fiscal completed years immediately preceding the date the Company is required to restate its financial results. The Company continues to monitor regulatory developments regarding “clawbacks” both in Canada and the United States and will review such developments against its own guidelines. Kindly refer to the full text of the Clawback Policy for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.

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Anti-Hedging Policy

The Company has adopted a formal Anti-Hedging Policy (“Anti-Hedging Policy”). Unless otherwise previously approved by the Corporate Governance & Nominating Committee, no Director, officer or employee of the Company or its subsidiaries, or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Company, may, at any time, purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds that are based on fluctuations of the Company’s debt or equity instruments and that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Company. Any violation of the Anti-Hedging Policy will be regarded as a serious offence. The Anti-Hedging Policy is available on the Company’s website at www.sandstormgold.com.

Communications and Corporate Disclosure Policy

The Company has adopted a Communications and Corporate Disclosure Policy (“C&CD Policy”) which is intended to assist the Company in fulfilling its obligations to ensure that all information relevant and material to the Shareholders and the market is disclosed in a timely manner. The C&CD Policy is available on the Company’s website at www.sandstormgold.com.

Policy on Stock Trading and Use of Material Information

The Company has adopted a Policy on Stock Trading and Use of Material Information (“Insider Trading Policy”). Canadian and United States securities laws prohibit “insider trading” and impose restrictions on trading securities while in possession of material undisclosed information. The rules and procedures implemented in the Company’s Insider Trading Policy have been implemented in order to prevent improper trading of the Company’s securities or of companies with which the Company has a significant business relationship or with which the Company is proposing to enter into a business transaction. The Insider Trading Policy is available on the Company’s website at www.sandstormgold.com.

Bribery and Fraud Prevention Program

The Company expects its employees, officers, Directors and contractors to promote honest and ethical behavior, to avoid conflicts of interest, to comply with governmental laws and applicable rules and regulations, and to help foster the Company’s culture of honesty and accountability. To this end, the Company has outlined a comprehensive Bribery and Fraud Prevention Program which covers topic areas such as bribery, fraud, conflict of interest, administrative corruption, facilitation payments, breach of duty, misuse of authority and criminal activity. The Bribery and Fraud Prevention Program policy is available on the Company’s website at www.sandstormgold.com.

Health and Safety Policy

The Company has implemented a Health and Safety Policy (“Health and Safety Policy”) which provides a guiding framework for ensuring a safe workplace for its employees. The aim of this policy is to ensure compliance with legal and regulatory requirements and to minimize exposure to health and safety risks. The Health and Safety Policy is available on the Company’s website at www.sandstormgold.com.

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Workplace Bullying and Harassment Policy Statement

The Company is committed to creating and maintaining a workplace environment which fosters mutual respect, integrity and professional conduct. In keeping with this commitment, the Company has adopted a Workplace Bullying and Harassment Policy Statement and a set of related reporting/investigation procedures for all employees relating to this issue. This policy articulates the Company’s position of non-tolerance with respect to bullying or harassment in the workplace. The Workplace Bullying and Harassment Policy Statement is available on the Company’s website at www.sandstormgold.com.

Diversity Policy and Representation of Women on the Board

The Company is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Company has adopted a Diversity Policy (“Diversity Policy”) which sets out the guidelines by which the Company will endeavour to increase diversity throughout the Company, including at the Board level, and applies to executive and non-executive Directors, full-time, part-time and casual employees, contractors, consultants and advisors of the Company. Management of the Company will promote a work environment that values and utilizes the contributions of women and men, equally, with a variety of backgrounds, experiences and perspectives. The Board will monitor the Company’s performance in meeting the standards outlined in the Diversity Policy, which will include an annual review of any diversity initiatives established by management and the Board and the progress in achieving them. The Board monitors the effectiveness of the Diversity Policy through ongoing discussions with management and review of diversity within the Company at both the Board and employee level.

In 2014, the Board identified the need for increased gender diversity on the Board and, as a direct result thereof, limited their search for an additional Board member to women candidates who had certain strengths, skills and experience which the Board believed would enrich the Board. In June 2014, this resulted in the appointment of the Company’s first woman Director, Mary L. Little. Following Ms. Little’s appointment, women represented approximately 16.7% of the Company’s Directors.

In early 2018, the Board identified a second woman candidate who had certain strengths, skills and experience which the Board believed would enrich the Board. Vera Kobalia was presented to the Shareholders for election to the Board at the 2018 Shareholder Meeting and was successfully elected. Women now represent approximately 28.6% of the Company’s Directors.

The Company seeks to recruit Board candidates which represent both gender diversity and global business understanding and experience. The Company does not, however, support fixed percentages or quotas for any selection criteria, as the overall composition of the Board is based on numerous factors and it is ultimately the skills, experience, character and behavioural qualities that are the most important in determining the value which an individual could bring to the Board. In addition, the Board is responsible for the approval of all executive officer appointments and works closely with management to identify the most qualified candidates. Although the Company does not currently have any women in senior executive officer positions (representing zero percent) and does not have specific targets, the Company believes in the value of gender diversification on both the Board and in senior management and will review potential nominees for election as Directors and candidates for senior management positions to ensure that women candidates are being fairly considered against other candidates.

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Over the past three years, the Company has focused on hiring women with significant potential, with the result that the proportion of women in the Company’s workforce is growing and is now comprised of approximately 45%. With the continued support of the Board and management, the Company expects this trend to continue in the years ahead, which will result in senior executive positions in the Company being filled by women in the future. The Company remains actively committed to pursuing and developing ongoing diversity initiatives at the Company.

The Diversity Policy is available is available on the Company’s website at www.sandstormgold.com.

Retirement and Tenure Policies

The Company does not have a specific retirement age requirement for its Directors. Management reviews and monitors the appropriateness of each Board member’s continued service. The average age of the Company’s Directors is 54 years and is broken down as follows:

In addition, the Company has not implemented term limits for the Directors on its Board. The Company believes that it is important to have a balance between Directors who have a long history and organizational understanding of the Company with Directors who bring new perspectives and ideas to the Board. Accordingly, the Board has not established term limits due to the potential loss of contributions from Directors who have significant insight into the Company and its operations. The Company values the experience and continuity provided by its longer-term Directors and believes its current assessment process is adequate to address Board needs. Of the Company’s seven Directors, one was appointed in 2007, two were appointed in each of 2008 and 2009, one was appointed in 2014 and one was appointed in 2018.

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Committee Information

The Company has three committees at present, being the Audit Committee, the Corporate Governance & Nominating Committee and the Compensation Committee. As the Directors are actively involved in the operations of the Company and the size of the Company’s operations does not warrant a larger board of Directors, the Board has determined that additional standing committees are not necessary at this stage of the Company’s development.

Audit Committee

The Audit Committee's Role and Charter

The primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and Shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:

ì	Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

ì	Oversee the audit of the Company's financial statements.

ì	Review and appraise the performance of the Company's external auditors.

ì	Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board.

The complete text of the Company’s Audit Committee Charter is attached as Schedule “A” to the Company’s Annual Information Form dated March 21, 2019, which has been filed under the Company’s profile on SEDAR at www.sedar.com, on the SEC website at www.sec.gov and it may also be accessed on the Company’s website at www.sandstormgold.com.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

John P.A. Budreski	Independent (1)	Financially literate (1)

David E. De Witt	Independent (1)	Financially literate (1)

Andrew T. Swarthout	Independent (1)	Financially literate (1)

(1)	As defined by National Instrument 52-110 — Audit Committees ("NI 52-110") and within the meaning of the NYSE American listing standards.

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Relevant Education and Experience

As noted above, each member of the Audit Committee is financially literate, i.e. has the ability to read and understand financial statements. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter. Set out below is a general description of the education and experience of each Audit Committee member which is relevant to the performance of his responsibilities as an Audit Committee member:

John P.A. Budreski ► Mr. Budreski has been involved in capital markets since 1987 and has acted as an advisor or consultant on a variety of capital markets matters. From 2009 to 2012, he was a Managing Director and a Vice Chairman with Cormark Securities Inc. He was the President and CEO of Orion Securities Inc. from 2005 to 2007. Mr. Budreski’s work has required extensive review and analysis of financial statements. He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree.

David E. De Witt ► Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in October of 2004. He has been a Director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements. Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree.

Andrew T. Swarthout  ► In addition to being a Director of the Company, Mr. Swarthout has been a Director and executive officer of Bear Creek Mining Corporation since 2003. He was a Director of Rio Cristal Resources Corporation from December 2006 to September 2013 and of Esperanza Resources Corp. from May 2012 until August 2013. These are all publicly traded companies and Mr. Swarthout’s work has required extensive review of financial statements. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on any exemption from NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. The Audit Committee Charter encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services.

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External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit-Related Fees	Tax Fees (1)	All Other Fees (2)
December 31, 2018	C$393,060	NIL	C$174,457	C$1,690
December 31, 2017	C$370,900	NIL	C$18,870	C$1,690

(1)	Tax advisory fees relating to due diligence as to tax components of contemplated streams and royalties and other.
(2)	Fee for online IFRS accounting manual database.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee was formed in May 2015 and is comprised of four of the Company’s Directors: Mary L. Little (Chair), David E. De Witt, Andrew T. Swarthout and John P.A. Budreski, who are all independent as required under TSX/NYSE American rules. The role of the Corporate Governance & Nominating Committee is to provide a focus on governance that will enhance the Company’s performance, to assess and make recommendations regarding Board effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for Directors. You can access the full text of the Corporate Governance & Nominating Committee’s terms of reference on the Company’s website at www.sandstormgold.com.

During 2015 and early 2016, the Corporate Governance & Nominating Committee:

ì	reviewed and considered the Institutional Shareholder Services Inc. (“ISS”) Governance QualityScore program, which now includes the Company, and reviewed the Company’s overall QualityScore decile ranking, as well as its ranking in each of the four governance pillars and considered management’s recommendations with respect to areas where the Company’s governance policies and procedures may be modified;

ì	worked with management and the Company’s Corporate Secretary to develop the recommended new corporate governance policies/procedures (including the Clawback Policy, the Anti-Hedging Policy and the Stock Ownership Guidelines Policy);

ì	recommended modifications to the Company’s existing Stock Option Plan and Restricted Share Plan for consideration and approval by the full Board;

ì	reviewed Board composition and executive roles; and

ì	reviewed and considered other governance related topics.

In early 2017, the Corporate Governance & Nominating Committee developed and implemented a Board Self-Assessment Questionnaire for 2017, which is discussed above in this Circular under the heading “CORPORATE GOVERNANCE, Board of Directors - Assessments”.

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In late 2017, the Corporate Governance & Nominating Committee reviewed and considered upcoming 2018 governance trends and the Company’s practices in these areas and subsequently made certain recommendations to the Board for the 2018 proxy season. The Corporate Governance & Nominating Committee also reviewed the Company’s overall QualityScore decile ranking at that time and discussed areas where the Company’s governance policies and procedures might be modified.

In early 2018, the Corporate Governance & Nominating Committee worked with the Company’s Corporate Secretary to develop the Advance Notice Policy for recommendation to the Board. The Advance Notice Policy was approved by the Board and was subsequently ratified and approved by the Shareholders at the 2018 Shareholder Meeting. In early 2018, the Corporate Governance & Nominating Committee also recommended a second woman candidate for election to the Board (Vera Kobalia) and Ms. Kobalia was presented to the Shareholders and elected to the Board at the 2018 Shareholder Meeting.

In April 2019, management (in conjunction with the members of the Compensation Committee) made certain recommendations and worked with the Company’s Corporate Secretary to develop modifications to the Company’s existing Restricted Share Plan for recommendation to and approval by the Corporate Governance & Nominating Committee and the full Board. The Corporate Governance & Nominating Committee and the Board reviewed, considered and approved these recommended modifications, subject to ratification by the Shareholders at the Meeting and final TSX acceptance.

Compensation Committee

The Compensation Committee was formed in May 2015 and is comprised of three of the Company’s Directors: John P.A. Budreski (Chair), David E. De Witt and Mary L. Little, who are all independent as required under TSX/NYSE American rules.

The role of the Compensation Committee is to review, and recommend to the Board, compensation policies and processes and any new incentive compensation and equity compensation plans or changes to such plans. The Compensation Committee also considers the implications of any potential risks associated with the Company’s compensation policies and programs. You can access the full text of the Terms of Reference for the Compensation Committee on the Company’s website at www.sandstormgold.com.

During 2018, the Compensation Committee ensured that the Company’s executive compensation plan was both motivational and competitive, while meeting the objectives of the Company’s overall compensation programs. They:

ì	reviewed the Company’s compensation practices;

ì	reviewed the compensation practices of a comparator group of companies;

ì	reviewed the contributions made by the executive officers and management;

ì	determined the target competitive positioning for the Company’s executive compensation program relative to a comparator group of companies;

ì	reviewed and considered the link between pay and performance;

ì	led the annual review and evaluation of the CEO’s performance and recommended the CEO’s compensation to the full Board for approval; and

ì	made recommendations to the Board on incentive awards, remuneration, equity-based compensation plans and any other agreements with executives.

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Shareholder Engagement

Contacting the Board

The Company values Shareholder, employee and other interested party opinions, concerns and feedback. The Company invites you to communicate directly with the Board through the Chairman of the Board by phoning 604-689-0234 or toll free in North America at 1-866-584-0234, e-mailing the Board at info@sandstormltd.com or by writing to:

Sandstorm Gold Ltd.

Suite 1400, 400 Burrard Street
Vancouver, BC V6C 3A6

Attention: Chairman of the Board

Contacting the Compensation Committee

Feedback regarding the executive compensation program of the Company may be directed to the Chair of the Compensation Committee by e-mail at info@sandstormltd.com, or by writing to:

Sandstorm Gold Ltd.

Suite 1400, 400 Burrard Street

Vancouver, BC V6C 3A6

Attention: Chair of the Compensation Committee

Contacting the Corporate Governance & Nominating Committee

Feedback regarding the governance practices of the Company may be directed to the Chair of the Corporate Governance & Nominating Committee by e-mail at info@sandstormltd.com, or by writing to:

Sandstorm Gold Ltd.

Suite 1400, 400 Burrard Street

Vancouver, BC V6C 3A6

Attention: Chair of the Corporate Governance & Nominating Committee

Live Broadcasts

Our quarterly financial and operating results conference calls with the investment community are broadcast live and are archived on our website at www.sandstormgold.com.

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Events

Our CEO and members of our executive team regularly attend and speak at industry events. A list of upcoming and past events can be found on our website at www.sandstormgold.com

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Additional Information

Additional information relating to the Company can be found at the Company’s website at www.sandstormgold.com and on SEDAR at www.sedar.com and the SEC website at www.sec.gov. Financial information is provided in the Company’s audited consolidated financial statements and related MD&A for its most recently completed financial year ended December 31, 2018 which are filed on SEDAR and the SEC website. Shareholders may contact the Company by phone at 778-945-0972 or toll free in North America at 1-866-584-0234, Extension # 232 or by e-mail at info@sandstormltd.com to request copies of these documents.

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DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to Shareholders have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Nolan Watson

Chief Executive Officer

April 22, 2019

Vancouver, British Columbia

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Schedule “A”

RESTRICTED SHARE PLAN (BLACKLINED)

RESTRICTED SHARE PLAN

APRIL 4, 2011

(as amended ~~MARCH~~by the Board of Directors on March 26, 2013 ~~and MARCH~~, March 30, 2016 and April 22, 2019)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.01	Definitions

For purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.	“Act” means the Business Corporations Act (British Columbia) or its successor, as amended from time to time;

B.	“Associate”, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person;

C.	“Board” means the Board of Directors of the Corporation;

D.	“Change of Control” means the occurrence of any one or more of the following events:

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(i)	a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Corporation and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Corporation immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Corporation or its successor;

(ii)	the sale, exchange or other disposition to a person other than an affiliate of the Corporation of all, or substantially all of the Corporation’s assets;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iv)	a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Corporation or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or

(v)	any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation's outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities;

E.	“Committee” means the Directors or if the Directors so determine in accordance with Section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan which includes any compensation committee of the Board;

F.	“Corporation” means Sandstorm Gold Ltd., a corporation incorporated under the Act and includes any successor corporation thereof;

G.	“Deferred Payment Date” means the date for a Participant under the Plan after the Restricted Period and not later than the Participant’s Retirement Date which the Participant has elected to defer receipt of Restricted Shares;

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H.	“Designated Affiliate” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time;

I.	“Directors” means the board of directors of the Corporation from time to time;

J.	“Eligible Contractor” means “Consultant” as that term is defined in the Section 2.22 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time (“NI 45-106”);

K.	“Eligible Directors” means the Directors and the directors of any Designated Affiliate from time to time;

L.	“Eligible Employees” means employees, including officers, whether Eligible Directors or not, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate;

M.	“Insider” means an "Insider" as defined in the TSX Policies, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Corporation;

N.	“Investor Relations Activities” has the meaning set out in Section 2.22 of NI 45-106;

O.	“Management Company Employee” means an individual employed by a person providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a person engaged in Investor Relations Activities;

P.	“Participant” for the Plan means each Eligible Director, Eligible Contractor, Eligible Employee and Management Company Employees to whom Restricted Share Rights are granted;

Q.	“Plan” means the Corporation’s Restricted Share Plan, as same may be amended from time to time;

R.	“Restricted Period” means any period of time that a Restricted Share Right is not exercisable and the Participant holding such Restricted Share Right remains ineligible to receive Restricted Shares, determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of a Participant;

S.	“Retirement” in respect of a Participant means the Participant ceasing to be an Eligible Employee, Eligible Director, Eligible Contractor or Management Company Employee after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;

T.	“Retirement Date” means the date that a Participant ceases to be an Eligible Employee, Eligible Director, Eligible Contractor or Management Company Employee due to the Retirement of the Participant;

U.	“Restricted Share Rights” has such meaning as ascribed to such term at Section 3.02 of this Plan;

V.	“Restricted Shares” means the Shares issuable in satisfaction of Restricted Share Rights;

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W.	“Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Article Five of this Plan;

X.	“Termination” means: (i) in the case of an Eligible Employee, the termination of the employment of the Eligible Employee with or without cause by the Corporation or a Designated Affiliate or the cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of the resignation or otherwise, other than the Retirement, of the Eligible Employee; (ii) in the case of an Eligible Director, the removal of or failure to re-elect or re-appoint the Eligible Director as a director of the Corporation or a Designated Affiliate; and (iii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Corporation or a Designated Affiliate; for greater certainty, in each case, other than for death or disability of a Participant;

Y.	“TSX” means the Toronto Stock Exchange; and

Z.	“TSX Policies” means the policies included in the TSX Company Manual and “TSX Policy” means any one of them.

1.02	Securities Definitions: In the Plan, the terms “affiliate” and “subsidiary” shall have the meanings given to such terms in the Securities Act (British Columbia).

1.03	Headings: The headings of all articles, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.04	Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.05	References to this Restricted Share Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

1.06	Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE 2
PURPOSE AND ADMINISTRATION OF THE RESTRICTED SHARE PLAN

2.01	Purpose of the Restricted Share Plan: The Plan provides for the acquisition of Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees, directors, management company employees and consultants of the Corporation and the Designated Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Shares by key employees, consultants and directors of the Corporation and Designated Affiliates, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging employees, consultants, management company employees and directors due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

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2.02	Administration of the Restricted Share Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

2.03	Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three (3) Directors, including any compensation committee of the Board.

2.04	Record Keeping: The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant in the Plan;

(b)	the number of Restricted Share Rights granted to each Participant under the Plan; and

(c)	the number of Restricted Shares issued to each Participant under the Plan.

2.05	Determination of Participants and Participation: The Committee shall from time to time determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Restricted Share Rights shall be granted and the provisions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.

2.06	~~2.06~~ Maximum Number of Shares: The ~~aggregate~~ maximum number of Shares reserved for issuance from treasury under the Plan at any point in time, subject to adjustment pursuant to ~~Section 5.07~~the provisions of this Plan, shall not exceed ~~3,800~~4,500,000 Shares.

~~The aggregate maximum number of Shares reserved for issuance under the Plan shall be reduced by that number of Restricted Share Rights (as defined below) which are issued in accordance with the provisions of the Plan.~~ Any Shares subject to a Restricted Share Right which have been ~~granted~~awarded under the Plan and which have been cancelled or terminated in accordance with the terms of the Plan without the applicable Restricted Period(s) having expired will again be available for issuance under the Plan.

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The maximum number of Shares reserved for issuance from treasury under the Plan will be automatically replenished by that amount of Shares which is equal to the number of Shares issued by the Corporation from time to time upon the vesting of any Restricted Share Rights (the “Automatic Replenishment Feature”). Because of this Automatic Replenishment Feature and notwithstanding any other provision of the Plan, as required by the TSX, the Plan shall be subject to re-approval by the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation and accepted by the TSX at least once every three (3) years following approval of the Plan, as amended, in 2019 containing this Automatic Replenishment Feature.

The number of Restricted Share Rights available for award by the Corporation under this Plan at any point in time shall be calculated as follows, where:

A = 4,500,000

B = the number of Restricted Share Rights awarded to date

C = the number of Restricted Share Rights cancelled or terminated to date

D = the number of Shares issued to date upon vesting of Restricted Share Rights then, A - B + C + D = the number of Restricted Share Rights available for award by the Corporation under the Plan at that point in time.

The maximum aggregate number of Shares:

(a)	which may be reserved for issuance to any one Participant under the Restricted Share Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the grant date (on a non-diluted basis);

(b)	which may be issuable to Insiders under the Restricted Share Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements shall not exceed 8.5% of the Shares issued and outstanding on the grant date (on a non-diluted basis); and

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(c)	which may be issued to Insiders under the Restricted Share Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 8.5% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

Furthermore, the maximum equity value which may be granted by the Corporation to each Eligible Director who is not also an Eligible Employee (a “Non-Employee Director”) under the Plan, together with all of the Corporation’s other previously established or proposed share compensation arrangements, shall not exceed US$150,000 in any fiscal year (subject to inflation) and may only be granted in lieu of their cash based annual retainers (the “Non-Employee Director Participation Limit”). The Non-Employee Director Participation Limit does not apply where the Corporation is making an initial grant to a new Non-Employee Director upon that person joining the Board.

ARTICLE 3
RESTRICTED SHARE PLAN

3.01	Restricted Share Plan: The Plan is hereby established for the Participants.

3.02	Participants: Subject to Section 2.06 the Committee shall have the right to grant, in its sole and absolute discretion, to any Participant rights (“Restricted Share Rights”) to acquire any number of fully paid and non-assessable Shares as a discretionary payment in consideration of past services to the Corporation, subject to the Plan and with such provisions and restrictions as the Committee may determine. At the end of the Restricted Period or, if applicable, at a later Deferred Payment Date, and without payment of additional consideration or any other further action on the part of the holder of the Restricted Share Right, the Corporation shall issue to the Participant holding the Restricted Share Right one (1) Share for each Restricted Share Right held by the Participant for which the Restricted Period has expired.

3.03	Restricted Share Right Grant Letter: Each grant of a Restricted Share Right under the Plan shall be evidenced by a Restricted Share Right Grant Letter to the Participant from the Corporation. Such Restricted Share Right Grant Letter shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Restricted Share Right Grant Letter. The provisions of the various Restricted Share Right Grant Letters issued under the Plan need not be identical. To the extent that there is any inconsistency between the Plan and the Restricted Share Right Grant Letter or any other communications, the Plan shall prevail.

3.04	Restricted Period: Upon the grant of Restricted Share Rights to a Participant, the Committee shall determine the Restricted Periods applicable to such Restricted Share Rights. For greater certainty, all Restricted Share Rights granted hereunder to a Participant shall vest over a three (3) year period from the grant date (i.e. one-third per year beginning on the first anniversary of the grant date), unless deferred in accordance with Section 3.05 of the Plan.

3.05	Deferred Payment Date: Participants may elect to defer the receipt of all or any part of their entitlement to Restricted Shares until a Deferred Payment Date.

3.06	Prior Notice of Deferred Payment Date: Participants who elect to set a Deferred Payment Date must give the Corporation written notice of one or more Deferred Payment Dates not later than thirty (30) days prior to the expiration of the Restricted Period. Participants may change a Deferred Payment Date by providing written notice to the Corporation not later than thirty (30) days prior to the Deferred Payment Date.

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3.07	Retirement or Termination during Restricted Period: In the event of the Retirement or Termination of a Participant during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination.

3.08	Retirement or Termination after Restricted Period: In the event of the Retirement or Termination of the Participant following the Restricted Period and, if applicable, prior to the Deferred Payment Date, the Corporation shall issue forthwith the Restricted Shares in accordance with the Restricted Share Rights held by the Participant.

3.09	Payment of Dividends: Subject to the absolute discretion of the Committee, the Committee may determine to pay Participants cash equal to any cash dividends declared on Shares that would be payable on Restricted Shares issuable in accordance with the Restricted Share Rights for which the Restricted Period has not expired in the manner and at the time such dividends are ordinarily paid to holders of Shares. The Corporation shall pay Participants cash equal to any cash dividends declared and paid on Shares that would be payable on Restricted Shares after the applicable Restricted Period, if the Deferred Payment Date has not occurred, in the manner and at the time such dividends are ordinarily paid to holders of Shares.

3.10	Death or Disability of Participant: In the event of the death or total disability of a Participant, any Restricted Shares represented by Restricted Share Rights held by the Participant shall be immediately issuable by the Corporation.

3.11	Change of Control: In the event of a Change of Control and if, at the time of the Change of Control:

(a)	the Participant is an Eligible Employee and, within 12 months of such Change of Control, the Corporation terminates the employment or services of said Participant/Eligible Employee for any reason other than just cause or any “event of termination” occurs (as defined in the employment agreement or other contractual arrangement in place between the Participant/Eligible Employee and the Corporation) (the “Event of Termination”), then, on the date of such Event of Termination, all Restricted Share Rights outstanding and held by the Participant shall immediately vest and the Corporation shall forthwith issue the Restricted Shares to the Participant notwithstanding any Restricted Period(s) or any applicable Deferred Payment Date(s);

(b)	the Participant is not an Eligible Employee of the Corporation, then all Restricted Share Rights outstanding and held by the Participant shall immediately vest and the Corporation shall forthwith issue the Restricted Shares to the Participant notwithstanding any Restricted Period(s) or any applicable Deferred Payment Date(s).

3.12	Necessary Approvals: The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation ~~or by a written resolution of all of the shareholders of the Corporation in accordance with the Act~~ and acceptance by the TSX or any regulatory authority having jurisdiction over the securities of the Corporation.

3.13	Term of the Restricted Share Plan: The Plan herein shall become effective on the date on which it is approved by the shareholders. The Plan shall remain in effect until it is terminated by the Board.

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ARTICLE 4
WITHHOLDING TAXES

4.01	Withholding Taxes: The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate of the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or any Designated Affiliate of the Corporation for any amount which the Corporation or Designated Affiliate of the Corporation is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan which provide for the sale of Restricted Shares (or a portion thereof) in the market upon the issuance of such Shares under the provisions of the Plan to satisfy withholding obligations under the Plan.

ARTICLE 5
GENERAL

5.01	Effective Time of Restricted Share Plan: The Plan shall become effective upon a date to be determined by the Board.

5.02	Amendment of Restricted Share Plan: The Committee may from time to time in the absolute discretion of the Committee amend, modify and change the provisions of the Plan without shareholder approval, provided that any amendment, modification or change to the provisions of the Plan which would:

(a)	materially increase the benefits under the Plan;

(b)	increase the number of Shares, other than by virtue of Sections 5.07 and 5.08 of the Plan, which may be issued pursuant to the Plan;

(c)	make any amendment which increases the Non-Employee Director Participation Limit as set out in Section 2.06;

(d)	materially modify the requirements as to eligibility for participation in the Plan; or

(e)	make any amendment to this Section 5.02 so as to increase the ability of the Board to amend the Plan without shareholder approval;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation, if required, by the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation. Any amendment, modification or change of any provision of the Plan shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation.

The Board may discontinue the Plan at any time without first obtaining shareholder approval, provided that, without the consent of a Participant, such discontinuance may not in any manner adversely affect the Participant’s rights under any Restricted Share Right granted under the Plan.

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5.03	Non-Assignable: Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable.

5.04	Rights as a Shareholder: No holder of any Restricted Share Rights shall have any rights as a shareholder of the Corporation prior to the end of the applicable Restricted Period or Deferred Payment Date, as applicable. Subject to Section 3.09, no holder of any Restricted Share Rights shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date of expiry of the Restricted Period or Deferred Payment Date, as applicable.

5.05	No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.

5.06	Automatic Extension of Restricted Period or Deferred Payment Date during Black Outs: In the event any Restricted Period expires or a Deferred Payment Date occurs during a self imposed black out period on trading securities of the Corporation, such Restricted Period or Deferred Payment Date shall be automatically extended until 48 hours after such black out period has expired. Notwithstanding Section 3.07, if a Restricted Period is automatically extended pursuant to this Section 5.06, in the event of the Retirement or Termination of a Participant during the time the Restricted Period was extended, the Restricted Share Rights so extended held by the Participant shall not be terminated in accordance with Section 3.07 and shall continue to be in effect.

5.07	Adjustment in Number of Shares Subject to the Restricted Share Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Shares available under the Plan; and

(b)	the number of Shares subject to any Restricted Share Rights.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

5.08	Take-over Bid: In the event that the Corporation becomes the subject of a take-over bid pursuant to which 100% of the issued and outstanding Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the incorporating statute, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all holders of Restricted Share Rights requiring them to surrender their Restricted Share Rights within ten () days of the mailing of such notice, and the holders of Restricted Share Rights shall be deemed to have surrendered such Restricted Share Rights on the tenth (10th) day after the mailing of such notice without further formality, provided that:

(a)	the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement restricted share rights to the holders of Restricted Share Rights on the equity securities offered as consideration;

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(b)	the Committee has determined, in good faith, that such replacement restricted share rights have substantially the same economic value as the Restricted Share Rights being surrendered; and

(c)	the surrender of Restricted Share Rights and the granting of replacement restricted share rights can be effected on a tax-deferred basis under the Income Tax Act (Canada).

5.09	Presence of Clawback Policy: The Corporation has a Clawback Policy (the “Clawback Policy”) in place which applies in the event of a material restatement (“Restatement”) of the Corporation’s financial results as a result of material non-compliance with financial reporting requirements. The recoverable amount under the Clawback Policy is “the amount of Incentive-Based Compensation received by the Executive Officer or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement”. The Clawback Policy applies to any Incentive-Based Compensation, including Restricted Share Rights granted under this Plan, which are granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure” (as defined in the Clawback Policy) paid to an Executive Officer (as defined in the Clawback Policy, which includes the Chief Executive Officer) during any of the three fiscal completed years immediately preceding the date the Corporation is required to restate its financial results. Kindly refer to the full text of the Clawback Policy for complete details.

5.10	Presence of Stock Ownership Guidelines Policy: The Corporation has a Stock Ownership Guidelines Policy (the “Stock Ownership Policy”) in place which applies to specific executive officers of the Corporation (including the Chief Executive Officer) and to Non-Employee Directors of the Corporation (collectively referred to in the Stock Ownership Policy as “Participants”) and states that, while the Participant is not in compliance with his/her ownership requirement under the Stock Ownership Policy, the Participant must retain an amount equal to 50% of his/her net Shares (“Net Shares”) received as a result of the exercise of stock options or the vesting of any Restricted Share Rights granted to the Participant by the Corporation. “Net Shares” are those Shares which remain after Shares are sold to pay any applicable exercise price for stock options and to satisfy any tax obligations arising in connection with the exercise of stock options or the vesting of Restricted Share Rights, as the case may be. Kindly refer to the full text of the Stock Ownership Policy for complete details.

5.11	Financial Assistance Prohibited: The Corporation is prohibited from providing financial assistance in the form of a loan or otherwise to Participants under this Plan for the purpose of settlement of equity awards under this Plan.

5.12	No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

5.13	Compliance with Applicable Law: If any provision of the Plan or any Restricted Share Right contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

5.14	Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia.

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